Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
March 31, 2021
(Unaudited)

INTERNATIONAL FINANCE CORPORATION	Page 2

Management’s Discussion and Analysis

INTERNATIONAL FINANCE CORPORATION	Page 3

Management’s Discussion and Analysis

I.INTRODUCTION
This document should be read in conjunction with the International Finance Corporation’s (IFC or the Corporation) consolidated financial statements and management’s discussion and analysis issued for the year ended June 30, 2020 (FY20). IFC undertakes no obligation to update any forward-looking statements.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Note A to IFC’s condensed consolidated financial statements as of and for the three and nine months ended March 31, 2021 (FY21 YTD condensed consolidated financial statements).
Prior to the year ended June 30, 2020 (FY20), management used Income Available for Designations (a non-GAAP measure) as a basis for designations of retained earnings. Income Available for Designations generally comprised net income excluding: net unrealized gains and losses on equity investments, net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC1, and expenses reported in net income related to prior year designations.
IFC reviewed the calculation of Income Available for Designations in FY20 due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01) in the year ended June 30, 2019 (FY19) which resulted in all unrealized gains and losses on equity investments being reported in Net Income. Beginning in FY20, IFC uses "income excluding unrealized gains and losses on investments and borrowings and grants to IDA" as the metric for Income Available for Designations.
II.    SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the nine months ended		As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020	June 30, 2020
Long-Term Finance Own Account Commitments	$5,822	$6,279	$1,847	$1,812	$11,135
Core Mobilization	4,761	6,680	2,082	1,618	10,826
Total Long-Term Finance Commitments (Own Account and Core Mobilization)	$10,583	$12,959	$3,929	$3,430	$21,961
Condensed Consolidated Statement of Operations (US$ millions)
Net income (loss)	$3,042	$(2,275)	$910	$(2,554)	$(1,672)

Key Financial Ratios[2]	As of March 31, 2021	As of March 31, 2020	As of June 30, 2020
Deployable strategic capital (DSC) as a percentage of Total Resources Available (TRA)	22.6%	19.3%	17.9%
Cash and liquid investments as a percentage of next three years’ estimated net cash requirements	111%	97%	96%
Debt to equity ratio	2.1:1	2.1:1	2.2:1
Return on average assets (GAAP basis)	4.1%	(3.1)%	(1.7)%
Return on average capital (GAAP basis)	15.1%	(11.4)%	(6.3)%
IFC’s Capital Adequacy, as measured by Deployable Strategic Capital (DSC) was 22.6% at the end of FY21 Q3, higher than the 17.9% level at the end of FY20. The 4.7 percentage points (pp) increase was largely attributed to the increase in capital available and a decrease in capital required to support IFC’s equity portfolio.
IFC’s debt-to-equity ratio was 2.1:1, well within the maximum of 4:1 required by the policy approved by IFC’s Board of Directors and IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 111%, above the minimum requirement of the Board of 45%.
1 Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. The AMC business is now operated as a division within IFC. This change did not have a significant impact on IFC's financial position, results of operations or cash flows.
2 Returns on average assets and capital are annualized.

INTERNATIONAL FINANCE CORPORATION	Page 4

Management’s Discussion and Analysis

"resIII.    OVERVIEW
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 185 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)3 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.
In April 2018, the Board of Governors approved a capital increase package comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18 replenishment cycle; and (iii) internal measures for increased efficiency.
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and the subscription process was formally launched on April 22, 2020. Accordingly, the increase in authorized capital and the conversion of a portion of retained earnings to paid-in capital were recorded in the three months ended June 30, 2020 (FY20 Q4).
In FY21 YTD, IFC made $5.8 billion in long-term investments from its own account and mobilized $4.8 billion from other investors, a total of $10.6 billion in long-term financing. These investments supported 161 long-term finance projects in developing countries. In addition, IFC extended $5.9 billion in short-term trade finance. In total, IFC had a combined delivery of long-term and short-term commitments of $16.5 billion in FY21 YTD.
COVID-19 SUPPORT PACKAGE
In March 2020, in response to the global outbreak of the coronavirus disease (COVID-19), IFC’s Board of Directors approved a Fast Track COVID-19 Facility (COVID Facility) in the amount of $8 billion, as part of a WBG package. In February 2021, the Board approved an extension of the COVID Facility dedicated to the Base of the Pyramid Program.
The IFC Fast Track COVID-19 Facility has five components:
•$2 billion from the Real Sector Crisis Response Envelope, which will support existing clients in the infrastructure, manufacturing, agriculture and services industries. IFC will offer loans to companies in need, and if necessary, make equity investments. This instrument will also help companies in the healthcare sector that are seeing an increase in demand.
•$2 billion from the existing Global Trade Finance Program, which will allow financial institutions to provide trade financing to companies that import and export goods.
•$2 billion from the Working Capital Solutions Program, which will provide funding to emerging-market banks to extend credit to help businesses shore up their working capital and thereby maintain viable private sector firms.
•$2 billion from the Global Trade Liquidity Program, and the Critical Commodities Finance Program, both of which offer risk-sharing support to local banks so they can continue to finance viable companies in emerging markets.
•$400 million from the Base of the Pyramid Program, focused on supporting financial service providers in this sector.
In FY21 YTD, IFC committed $1,040 million under the COVID Facility, and another $171 million was mobilized for these projects from private sector partners (In FY20, IFC's investments from its own account under the COVID Facility included $1.5 billion in long-term commitments, and $2.0 billion in short-term trade finance. IFC also mobilized $565 million from third parties for projects under the COVID Facility).
COVID-19 IMPACT ASSESSMENT
In light of COVID-19, IFC continues to face additional credit, market and operational risks to its financial activities. The extent of the impact on IFC’s investment (debt and equity investments) and treasury (liquid assets and borrowings) portfolios remains uncertain and continues to evolve. IFC continues to monitor developments and manage the risks associated with these portfolios. IFC’s COVID-19 response is within its existing financial, operational, and risk management policies as well as prescribed limits, which have not been modified as a result of the planned response to the outbreak.
The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.
3 The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

INTERNATIONAL FINANCE CORPORATION	Page 5

Management’s Discussion and Analysis

TREASURY PORTFOLIOS
As of March 31, 2021, IFC had sufficient resources to meet its liquidity requirements and continues to access capital market resources to fund its liquidity requirements. IFC continues to maintain a robust liquidity position and flexibility to access the necessary liquidity resources, mainly as a result of its prudent approach to liquidity management. IFC experienced widening of credit spreads in its liquid asset and funding portfolios during the three months ended March 31, 2020 (FY20 Q3) which largely reversed in FY20 Q4 and FY21 YTD. Management remains vigilant in assessing funding in the medium and longer-term to manage the effect of possible severe market movements.
INVESTMENT PORTFOLIOS
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at March 31, 2021. Valuations of equity investments at March 31, 2021 were significantly higher than as of June 30, 2020 reflecting prevailing market conditions. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at March 31, 2021. Unrealized gains from loans and debt securities reported in FY21 YTD were primarily due to narrowing credit risk spreads.
IFC recognizes impairment on loans not carried at fair value through a reserve against losses. The reserve against losses on loans reflects management’s estimates of a portfolio reserve for expected losses determined from the historical loss rates, adjusted for qualitative factors, and forecasted expected losses on the segments associated with the loan class with similar risk characteristics, and an individual reserve which is a separate reserve representing the reserve assigned to individually evaluated loans that do not share similar risk characteristics with other loans. Reserve against losses on loans as of March 31, 2021 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses currently carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19. In evaluating the appropriateness of IFC’s reserve against losses at March 31, 2021, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk. The reserve against losses on loans at March 31, 2021 included a qualitative overlay of $40 million (unchanged from September 30, 2020, $63 million at June 30, 2020; $121 million at March 31, 2020) to reflect largely COVID-19 related uncertainty.
Valuations of equity investments, debt securities and certain loans reported at fair value and reserve against losses reflect management’s best estimates as of March 31, 2021.
Beginning in FY20 Q4, IFC implemented a loan modification program in response to requests received from borrowers for short-term modifications such as payment deferrals under existing loans that are related to COVID-19 including establishing appropriate governance over the approval process for such requests. As of March 31, 2021, 14 suspension agreements had been signed, deferring $9 million of principal payments (As of June 30, 2020, 9 suspension agreements deferring $10 million of principal payments).
OPERATIONAL CONSIDERATIONS
Home-based work continues in IFC offices throughout the world, with certain exceptions, in line with IFC’s business continuity procedures. In addition, IFC has adopted other prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and holding public events in virtual format. IFC’s operations remain functional, even with these significant changes in working arrangements.
FORWARD-LOOKING CONSIDERATIONS
While the duration of the COVID-19 pandemic and its effects are difficult to predict at this time, IFC has continued to respond to demand and operate its core business functions effectively by utilizing technology for remote work, and by leveraging its extensive local presence in client countries around the world.
Management has an office reopening framework that prioritizes staff health and safety while taking into consideration risks including business continuity. The office reopening framework provides for the incremental return to office and on-site business activities in stages or "tiers," allowing for enough time in between tiers to fully assess risk and preparedness indicators. IFC continues to monitor risks associated with COVID-19 and prepare plans to respond in case the situation deteriorates.
The length and severity of the pandemic and its impact on the financial results and condition of IFC in future periods cannot be reasonably estimated at the current time.
IFC has incorporated its best estimates and judgment in reporting assets and liabilities on its March 31, 2021 condensed consolidated balance sheet which may vary significantly when it prepares future balance sheets using conditions in existence at that future time.

INTERNATIONAL FINANCE CORPORATION	Page 6

Management’s Discussion and Analysis

LIBOR TRANSITION
In July 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it will no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021 and, therefore, market participants, including IFC and its clients need to move to alternative reference rates. On November 30, 2020, the Intercontinental Exchange (ICE) Benchmark Administration, the FCA and the US Banking Agencies announced that they would consult on ceasing publication of most US$ LIBOR settings as of June 30, 2023. In March 2021, the FCA and the ICE Benchmark Administration concurrently confirmed the intention to stop requesting banks to submit the rates required to calculate LIBOR after the 2021 calendar year and announced firm target dates for the phase out of various LIBOR tenors. Pursuant to the announcement, one week and two-month LIBOR will cease to be published or lose representativeness immediately after December 31, 2021, and all remaining USD LIBOR tenors will cease to be published or lose representativeness immediately after June 30, 2023.
IFC has established an internal working group (the LIBOR Transition Group) to manage IFC’s transition away from LIBOR. The LIBOR Transition Group is a cross-functional team comprised of representatives from Treasury, Risk, Controllers, Legal, Investment Operations, Information Technology, Economics and Private Sector, Corporate Strategy and Communications functions. The LIBOR transition program is overseen by IFC’s Corporate Risk Committee. IFC has completed an assessment of its exposure to LIBOR and developed a roadmap for the LIBOR transition that is being implemented.
IFC is actively working through this transition and is analyzing the impact from multiple perspectives and is working with key stakeholders to mitigate potential financial and operational risks to which IFC is exposed and to ensure an orderly transition to the alternative reference.
In February 2021, IFC started to concurrently swap newly issued fixed-rate borrowings to the Secured Overnight Financing Rate (SOFR) benchmark interest rate. As of FY21 Q3, the SOFR-based borrowings on an after-swap basis totaled $730 million.
FINANCIAL PERFORMANCE SUMMARY
IFC's net income is affected by a number of factors that can result in volatile financial performance. Emerging equity markets were volatile during FY21 YTD but were overall higher at March 31, 2021 when compared to June 30, 2020. IFC's major equity investment currencies appreciated against IFC's reporting currency, the US dollar, in FY21 YTD which also had a positive impact on equity valuations. However, these currencies depreciated against the US dollar in FY21 Q3 resulting in a marginally negative impact on equity valuations.
IFC's net income was $3,042 million in FY21 YTD, as compared to a net loss of $2,275 million in FY20 YTD. IFC has reported four successive quarters of positive net income following the $2,554 million net loss in FY20 Q3. Recent results have been driven by the rebound in equity valuations post the immediate effect of COVID-19 and a marginal improvement in the quality of the debt portfolio as measured by credit ratings, Non-Performing Loans and provision for losses. Liquid assets, net of allocated funding costs, was also a positive contribution to net income.
IFC's equity investment portfolio return (comprising dividends and net realized and unrealized gains and losses) was $1,967 million in FY21 YTD as compared to losses of $1,624 million in FY20 YTD.
There was a release of provision for losses of $190 million in FY21 YTD (charge of provision for losses $511 million in FY20 YTD). There were other-than-temporary impairments on debt securities4 of $106 million in FY20 YTD which were largely credit-related in specific investments.
Unrealized gains from loans and debt securities were $649 million in FY21 YTD, as compared to losses of $521 million in FY20 YTD, mainly due to narrowing credit risk spreads.
IFC's liquid asset income, net of allocated charges on borrowings, was $193 million in FY21 YTD, compared to $342 million in FY20 YTD, when declining US Treasury yields resulted in significant gains in Net Worth Funded Liquidity. FY21 YTD results were largely due to the higher returns from the funded liquidity portfolio driven by narrowing credit spreads.
IFC's administrative expenses were $989 million in FY21 YTD, $27 million higher than in FY20 YTD. Staff costs increased largely due to a higher staff count. Operational and travel costs decreased following restrictions related to COVID-19 crisis. Pension expenses increased mainly due to higher amortization of the actuarial loss from the lower discount rate at the end of FY20 and lower expected returns on plan assets.
IFC’s financial performance is detailed more fully in Section VII – Results of Operations.
4 Effective July 1, 2020, IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording an impairment as required by pre-ASC 326 guidance.

INTERNATIONAL FINANCE CORPORATION	Page 7

Management’s Discussion and Analysis

IV.    CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development, and, as projects mature, IFC assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing and agribusiness services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program (MCPP). Beginning in FY20 Q4, IFC provided financing under the COVID support package.
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PROGRAM
COMMITMENTS
Long-Term Finance Commitments comprise Own Account and Core Mobilization and totaled $10,583 million in FY21 YTD, a decrease of $2,376 million or 18% from FY20 YTD. IFC's FY21 YTD Long-Term Finance Own Account Commitments were $5,822 million ($6,279 million – FY20 YTD) and Core Mobilization was $4,761 million ($6,680 million – FY20 YTD). The decrease was mainly attributable to decreased mobilization in Syndication of $2,112 million.
In FY21 YTD, IFC committed $1,040 million under the COVID Facility, and mobilized $171 million from private sector partners for these projects (In FY20, IFC's investments from its Own Account under the COVID Facility included $1.5 billion in long-term commitments, and $2.0 billion in short-term trade finance. IFC also mobilized $565 million from third parties for projects under the COVID Facility).
In addition, Short-Term Finance Commitments were $5,868 million in FY21 YTD, as compared to $4,268 million in FY20 YTD.

INTERNATIONAL FINANCE CORPORATION	Page 8

Management’s Discussion and Analysis

CORE MOBILIZATION
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.
Table 1: Long-Term Finance Commitments (Own Account and Core Mobilization) (US$ millions)

	FY21 YTD	FY20 YTD
Total Long-Term Finance Commitments (Own Account and Core Mobilization)[5]	$10,583	$12,959
Long-Term Finance Own Account Commitments
Loans	$5,090	$5,285
Equity Investments	516	502
Guarantees	187	439
Client Risk Management	29	53
Total Long-Term Finance Own Account Commitments	$5,822	$6,279
Core Mobilization
Syndication
Loan Participations	$661	$820
Parallel Loans	535	2,295
Managed Co-lending Portfolio Program	221	414
Total Syndication	$1,417	$3,529
AMC (see definitions in Table 2)
Asia Fund	$44	$—
FIG Fund	5	2
GEM Funds	—	15
Total AMC Mobilization	$49	$17
Advisory Mobilization
Public Private Partnership	$1,100	$853
Corporate Finance Service Equity Mobilization	—	151
Total Advisory Mobilization	$1,100	$1,004
IFC Initiatives
Debt Security Mobilization	$1,367	$81
Global Trade Liquidity Program, Critical Commodities Finance Program, Global Warehouse Finance Program and Global Structured Trade Finance Program	585	1,318
Debt and Asset Recovery Program	243	299
Mobilization by Decision	—	432
Total IFC Initiatives	$2,195	$2,130
Total Core Mobilization	$4,761	$6,680
5 Debt security commitments are included in loans and equity investments based on their predominant characteristics.

INTERNATIONAL FINANCE CORPORATION	Page 9

Management’s Discussion and Analysis

INVESTMENT DISBURSEMENTS
IFC disbursed $8,394 million for its own account in FY21 YTD ($7,419 million in FY20 YTD): $6,970 million of loans ($5,705 million in FY20 YTD), $625 million of equities ($620 million in FY20 YTD), and $799 million of debt securities ($1,094 million in FY20 YTD).
INVESTMENT PORTFOLIOS
The carrying value of IFC’s investment portfolios was $43,802 million at March 31, 2021 ($41,138 million at June 30, 2020), comprising the loan portfolio of $25,431 million ($24,102 million at June 30, 2020), the equity portfolio of $11,029 million ($10,370 million at June 30, 2020), and the debt security portfolio of $7,342 million ($6,666 million at June 30, 2020).
The carrying value of IFC’s investment portfolios comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
GUARANTEES AND PARTIAL CREDIT GUARANTEES
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $3,540 million were outstanding (i.e., not called) at March 31, 2021 ($3,900 million at June 30, 2020).
MCPP
As of March 31, 2021, eleven global investors have pledged $10 billion to MCPP; with certain programs investing across all sectors and others focused on infrastructure or financial institutions exclusively. Investors have also approved funding for 201 projects totaling $7.39 billion across 55 countries as of March 31, 2021, of which $5.57 billion has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of March 31, 2021, $1,754 million of instruments under the IDA-PSW had been approved, of which $1,193 million related to IFC. Refer to Note Q to the FY21 YTD condensed consolidated financial statements for transaction details.

INTERNATIONAL FINANCE CORPORATION	Page 10

Management’s Discussion and Analysis

AMC
IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
Cumulatively through March 31, 2021, AMC has raised total funds of $10.1 billion ($10.1 billion at June 30, 2020).
The funds managed by AMC and their activities as of and for the nine months ended March 31, 2021 and 2020 are summarized as follows:
Table 2: Funds Managed by AMC and their Activities FY21 YTD vs FY20 YTD (US$ millions unless otherwise indicated)

	Through March 31, 2021				For the nine months ended March 31, 2021
	Total funds raised since inception			Cumulative investment commitments[b]	Investment commitments made by Fund[c]	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$186	$8	$26
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	1
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	227	56	58
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	2
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)[d]	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	17
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)[a]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	83
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	17
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)[d]	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,888	$64	$204
_________
a. Includes co-investment fund managed by AMC on behalf of Fund LPs.
b. Net of commitment cancellations.
c. Excludes commitment cancellations from prior periods.
d. Fund closed and liquidated.

INTERNATIONAL FINANCE CORPORATION	Page 11

Management’s Discussion and Analysis

	Through March 31, 2020				For the nine months ended March 31, 2020
	Total funds raised since inception			Cumulative investment commitments[b]	Investment commitments made by Fund[c]	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$161	$3	$7
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	6
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	146	1	6
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	1
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	22
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)[a]	1,430	200	1,230	929	17	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	63
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	35
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)[d]	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,782	$21	$140
_________
a. Includes co-investment fund managed by AMC on behalf of Fund LPs.
b. Net of commitment cancellations.
c. Excludes commitment cancellations from prior periods.
d. The Russian Bank Cap Fund was liquidated during FY18.
ADVISORY SERVICES
IFC’s experience shows the role advice can play in unlocking private sector investment, helping businesses to expand and create jobs. IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
IFC continues to address increasingly complex development challenges and is enhancing its Creating Markets strategy by undertaking both advisory and investment activities with an intent to develop a pipeline of bankable projects (such activities together called Upstream activities)6, to generate investment pipelines for IFC. Upstream and Advisory are critical for IFC’s delivery on this new strategy, especially in IDA countries and Fragile and Conflict Affected States (FCS). The Upstream approach brings together the diverse set of actions needed, including those that are regulatory in nature, to create markets and by focusing on building a pipeline of bankable projects. Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries.
6 IFC’s upstream activities occur before the traditional investment cycle and are necessary precursors to an investment. In FY21 Q3, IFC recorded $78 million expenses associated with upstream activities, with $51 million reported in Investment Services segment and $27M in Advisory Services segment.

INTERNATIONAL FINANCE CORPORATION	Page 12

Management’s Discussion and Analysis

In FY20, IFC completed an assessment of the impact from COVID-19 on its Advisory Service portfolio examining factors that could impair delivery capacity: budget availability, projects’ relative duration and proximity of closing dates, client’s ability to receive advisory services and logistical challenges. Overall, at this point of the crisis, the impact on advisory operations seems to be moderate. Although most projects are reporting delays to short-term deliverables, on average 50% of projects feel that delays can be recovered over the currently planned lifetime of the project. Furthermore, an estimated one third of projects would need a simple extension. As the global situation progresses, IFC will continue monitoring COVID-19 impact on the Advisory portfolio to ensure IFC is taking actions commensurate with client situations and IFC’s ability to deliver.
V.    LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and Liquid Asset Investment Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital (Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid assets portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The net asset value (NAV) of the liquid assets portfolio was $40.2 billion at March 31, 2021 ($40.8 billion at June 30, 2020). The NAV of the Funded Liquidity Portfolio was $26 billion at March 31, 2021 ($28.5 billion at June 30, 2020) and the NAV of the Net Worth Funded Portfolio was $14.2 billion at March 31, 2021 ($12.3 billion at June 30, 2020). The decrease in FY21 YTD was due to a $2.5 billion decline in Funded Liquidity Portfolio due to a shortfall in net debt issuance relative to net disbursements to clients, offset by an increase of $1.9 billion in the Net Worth Funded Portfolio that reflects investment of cash from net equity sales plus net income from Investment Operations related to loans and liquidity management.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally against money market benchmarks in the Funded Liquidity Portfolio. During FY20, there was a small portion of Funded Liquidity Portfolio managed by third parties that was liquidated and is now managed internally.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed against a U.S. Treasury benchmark. A portion of these assets were managed by third parties with the same benchmark as the part managed internally. During FY20, these funds were liquidated and are now managed internally.
Income from liquid assets trading activities7 was $283 million in FY21 YTD, of which $257 million was from the Funded Liquidity Portfolio and $26 million was from the Net Worth Funded Portfolio. Income from liquid assets trading activities, net of allocated funding costs was $193 million in FY21 YTD, of which $167 million from the Funded Liquidity Portfolio and $26 million was from the Net Worth Funded Portfolio ($342 million in FY20 YTD of which a loss of $139 million was from the Funded Liquidity Portfolio and income of $481 million was from the Net Worth Funded Portfolio).
7 Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately in foreign currency gains and losses on non-trading activities.

INTERNATIONAL FINANCE CORPORATION	Page 13

Management’s Discussion and Analysis

VI.    FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $4 billion in FY21 YTD) totaled 14.4 billion during FY21 YTD ($12.8 billion in FY20 YTD) reflecting the favorable market conditions presented during the nine months of the year. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. IFC uses its issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. Borrowings from market sources at March 31, 2021 with no associated interest rate swap or currency swap amounted to 3% of the total borrowings from market sources (4% at June 30, 2020).
Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC’s mandate to help develop domestic capital markets can result in raising local currency funds. As of March 31, 2021, $1.7 billion ($1.9 billion as of June 30, 2020) of such non-US dollar denominated market borrowings were outstanding, denominated in Bangladeshi taka, Botswanan pula, Costa Rican colòn, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Namibian dollar, Philippine peso, new Romanian lei, Turkish lira, Ukrainian hrivnya and Uzbekistan sum. Proceeds of such borrowings were invested in such local currencies, on-lent to clients, and/or partially swapped into US dollars.
IFC has short-term discount note programs in US dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short-term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY21 YTD, IFC issued $7.3 billion of discount notes and $2.9 billion were outstanding as of March 31, 2021 under the short-term discount note programs.
CAPITAL AND RETAINED EARNINGS
Table 3: IFC's Capital (US$ millions)

	March 31, 2021	June 30, 2020
Capital
Capital stock, authorized	$25,080	$25,080
Subscribed capital	22,779	20,366
Less: unpaid portion of subscriptions	(2,566)	(799)
Paid-in capital	20,213	19,567
Accumulated other comprehensive loss	(1,933)	(1,984)
Retained earnings	10,435	7,599
Total Capital	$28,715	$25,182
At March 31, 2021 and June 30, 2020, retained earnings comprised the following:
Table 4: IFC's Retained Earnings (US$ millions)

	March 31, 2021	June 30, 2020
Undesignated Retained Earnings	$9,984	$7,166
Designated Retained Earnings:
Grants to IDA	213	213
Creating Markets Advisory Window	163	135
Advisory Services	60	69
SME Ventures	14	15
Performance-Based Grants Initiative	1	1
Total Designated Retained Earnings	$451	$433
Total Retained Earnings	$10,435	$7,599

INTERNATIONAL FINANCE CORPORATION	Page 14

Management’s Discussion and Analysis

Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18 replenishment cycle; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock at March 31, 2021 is 25,079,991 shares of $1,000 par value each (unchanged from June 30, 2020).
As of March 31, 2021, 54 countries have subscribed a total of $3,212 million (GCI – $2,825 million and SCI – $387 million). During FY21 YTD, 45 countries subscribed a total of $2,413 million (GCI – $2,204 million and SCI – $209 million) and payment of $646 million (GCI – $576 million and SCI – $70 million) was received from 27 countries.
DESIGNATIONS OF RETAINED EARNINGS
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s DSC ratio is below 2% and establishes a framework for prioritizing future designations to Advisory Services and for transfers to IDA based on IFC’s DSC ratio and a cushion for Advisory Services. IFC has also created a new mechanism that was funded for the first time in FY18, the Creating Markets Advisory Window (CMAW), to focus on market creation in eligible IDA countries and fragile and conflict situations.
The revised approach established a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).
The approach also conditions Grants to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated in prior years and not transferred pursuant to this requirement would be deferred to the next fiscal year. Grants to IDA would also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year.
New designations to IDA have been suspended, effective FY20. $213 million of designations approved in FY18 and FY19 have not been transferred as of FY20-end. These designations are expected to be transferred in June 2021, based on IFC's Net Income for the nine months ended March 31, 2021 and capital as reported on IFC's condensed consolidated balance sheet as of March 31, 2021 not declining from capital as reported on IFC's consolidated balance sheet as of June 30, 2020.
IFC recognizes designations of retained earnings for Advisory Services and CMAW when the Board of Directors approves it and recognizes designations of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s condensed consolidated statement of operations in the period in which they occur and have the effect of reducing retained earnings designated for this specific purpose.
IFC reviewed the calculation of Income Available for Designations in FY20 due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01) in FY19 which resulted in all unrealized gains and losses on equity investments being reported in Net Income. Beginning in FY20, IFC uses "income excluding unrealized gains and losses on investments and borrowings and grants to IDA" as the metric for Income Available for Designations.
On August 7, 2020, the Board of Directors approved a designation of $44 million of IFC’s retained earnings for CMAW, subject to the conditions detailed above. There were no designations of IFC's retained earnings for Advisory Services. These designations were noted with approval by the Board of Governors on October 15, 2020. IFC did not recognize expenditures against designations for grants to IDA in FY20 from FY18 and FY19 designations, and both transfers were deferred to FY21, due to IFC's net loss for the nine months ended March 31, 2020 in accordance with the Board of Directors approved framework for designations.

INTERNATIONAL FINANCE CORPORATION	Page 15

Management’s Discussion and Analysis

VII.    RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and comprehensive income and influences on the level and variability of net income and comprehensive income from period to period are:
Table 5: Main Elements of Net Income and Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid assets portfolio funded by net worth, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans and guarantees	Risk assessment of borrowers, probability of default, loss given default and loss emergence period.
Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread (beginning in FY19, changes attributable to IFC’s credit spread are reported in other comprehensive income, prior to FY19, such changes were reported in net income) and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option
Fluctuations in IFC’s own credit spread measured against US dollar LIBOR resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

INTERNATIONAL FINANCE CORPORATION	Page 16

Management’s Discussion and Analysis

The following paragraphs detail significant variances FY21 YTD vs FY20 YTD, covering the periods included in IFC’s FY21 YTD condensed consolidated financial statements.
NET INCOME
NINE MONTHS ENDED MARCH 31, 2021
IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $2,337 million in FY21 YTD, as compared to loss of $1,611 million in FY20 YTD.
The $3,948 million increase was principally a result of the following:
Table 6a: Change in Net Income (Loss) FY21 YTD vs FY20 YTD (US$ millions)

Increase (decrease) FY21 YTD vs FY20 YTD
Higher valuations of equity investments and associated derivatives, net	$3,601
Lower provisions for losses on loans, off-balance sheet credit exposures and other receivables	701
Lower charges on borrowings	700
Lower other-than-temporary impairments on debt securities	106
Lower income from loans, guarantees and associated derivatives, including realized gains and losses	(317)
Higher foreign currency transaction losses on non-trading activities	(377)
Lower income from liquid asset trading activities	(498)
Other, net	32
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$3,948

	FY21 YTD	FY20 YTD
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$2,337	$(1,611)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	705	(664)
Net income	$3,042	$(2,275)
THREE MONTHS ENDED MARCH 31, 2021
IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $540 million in FY21 Q3, as compared to losses of $1,889 million in FY20 Q3.
The $2,429 million increase was principally a result of the following:
Table 6b: Change in Net Income (Loss) FY21 Q3 vs FY20 Q3 (US$ millions)

Increase (decrease) FY21 Q3 vs FY20 Q3
Higher valuations of equity investments and associated derivatives, net	$2,336
Lower provisions for losses on loans, guarantees, accrued interest and other receivables	335
Lower charges on borrowings	217
Lower income from loans and guarantees, realized gains and losses on loans and associated derivatives	(98)
Lower income from liquid asset trading activities	(169)
Higher foreign currency transaction losses on non-trading activities	(229)
Other, net	37
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$2,429

INTERNATIONAL FINANCE CORPORATION	Page 17

Management’s Discussion and Analysis

	FY21 Q3	FY20 Q3
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$540	$(1,889)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	370	(665)
Net income (loss)	$910	$(2,554)
A more detailed analysis of the components of IFC’s net income follows.
INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY21 YTD totaled $845 million, compared with $1,162 million in FY20 YTD, a decrease of $317 million. The decrease was primarily driven by declining interest rates, despite an increase in outstanding loans.
The carrying amount of IFC's loan portfolio on IFC's condensed consolidated balance sheet was $25,431 million at March 31, 2021 ($24,102 million at June 30, 2020) analyzed as follows.
Figure 1: Carrying Amount of Loan Portfolio (US$ millions)
The carrying value of the loan portfolio grew by $1,329 million. New disbursements exceeded repayments and prepayments by $1,028 million. Currency exchange rate gains were $229 million as IFC’s reporting currency, the US dollar, depreciated against investment currencies, particularly the Euro, Chinese renminbi, Indian rupee, South African rand and Mexican peso. Foreign exchange gains are largely offset by foreign exchange losses from associated currency swaps. The residual largely represents the foreign exchange gain or loss on unhedged quasi-equity loans and loans funded by local currency bonds. Changes in reserve and fair value totaled $313 million and net write-offs totaled $195 million.
The weighted average contractual interest rate on loans at March 31, 2021 was 4.2% (4.6% as of June 30, 2020), down from 5.4% at March 31, 2020 reflecting the decline in LIBOR as many of IFC’s loans periodically reprice.

INTERNATIONAL FINANCE CORPORATION	Page 18

Management’s Discussion and Analysis

PROVISION FOR LOSSES ON LOANS, OFF-BALANCE SHEET CREDIT EXPOSURES AND OTHER RECEIVABLES
Non‑performing loans (NPLs) decreased by $108 million, from $1,770 million at June 30, 2020 to $1,662 million8 at March 31, 2021.
The decrease was mainly due to net write-offs and losses on sale of $212 million and positive developments of $206 million on account of cash collection, reduced by $290 million of new NPL additions. In FY21 YTD, nine loans greater than $10 million, totaling $237 million, were placed in NPL status.
Figure 2: Non-Performing Loans (US$ millions)

On July 1, 2020, IFC adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related amendments (CECL), by means of a one-time cumulative effect adjustment to increase the reserve against losses for loans (a contra-asset) and establish a reserve against losses for unfunded loan commitments (a liability) by $206 million and to decrease retained earnings by $206 million. The cumulative effect of adoption of CECL of $206 million comprises credit losses on undisbursed loans of $140 million; credit losses on disbursed loans of $68 million; credit losses on Guarantees of $8 million; and a net reduction of credit losses on Accrued interest of $10 million.
Pursuant to the adoption of CECL, general and specific reserve against losses and provision for losses are now referred to as portfolio and individual reserve against losses and provision for losses, respectively.
IFC recorded a net release of provision for losses on loans, off-balance sheet credit exposures and other receivables of $190 million in FY21 YTD (provision of $511 million in FY20 YTD) analyzed as below (US$ millions):
Table 7: Individual and Portfolio Provision (Release of Provision) FY21 YTD vs FY20 YTD (US$ millions)

	FY21 YTD	FY20 YTD
Individual provision (release of provision) on disbursed loans	$4	$309
Portfolio provision (release of provision) on disbursed loans	(134)	209
Portfolio provision (release of provision) on undisbursed loans	(53)	—
provision (release of provision) on off-balance sheet credit exposures and other receivables	(7)	(7)
Total	$(190)	$511
Project-specific developments on ten loans comprised 73% of the individual provision for losses in FY21 YTD. Project-specific developments on ten loans comprised 65% of the individual provision releases for losses in FY21 YTD.
Total reserve against losses on loans decreased by $352 million from $1,856 million (inclusive of the cumulative effect of adoption of CECL) as of July 1, 2020 to $1,504 million at March 31, 2021 ($1,648 million at June 30, 2020) analyzed as follows.
8 Includes $50 million reported as debt securities on the Balance Sheet as of March 31, 2021 ($56 million – June 30, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 19

Management’s Discussion and Analysis

Figure 3: Loan Loss Reserve for Disbursed and Undisbursed Loans (US$ millions)
At March 31, 2021, reserve against losses on disbursed loans totaled $1,416 million or 5.6% of the carrying value of disbursed loans at amortized cost ($1,648 million or 6.6% at June 30, 2020), a decrease of $300 million from July 1, 2020. Reserve against losses on undisbursed loans totaled $88 million ($0 at June 30, 2020). The decrease in reserve against losses on loans is due to release of provision of $183 million, net write-offs of $194 million partially offset by foreign exchange losses related to reserve held against non-U.S. dollar-denominated loans of $10 million.
Reserve against losses as of March 31, 2021 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19. In evaluating the appropriateness of IFC’s reserve against losses on loans at March 31, 2021, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk. The FY21 YTD portfolio provision release included a reduction of $23 million of the qualitative overlay related to estimated losses caused by the impact of COVID-19 which have since been reflected in the credit ratings of individual borrowers at March 31, 2021, but uncertainty remains. The qualitative overlay was $40 million at March 31, 2021, unchanged from December 31, 2020 and September 30, 2020 ($121 million at March 31, 2020; $63 million at June 30, 2020).
Individual reserve against losses on disbursed loans at March 31, 2021 of $638 million ($804 million at June 30, 2020) are held against impaired disbursed loans of $2,292 million ($1,749 million at June 30, 2020), a coverage ratio of 28% (46% at June 30, 2020).
Individual reserve against losses on undisbursed loans at March 31, 2021 of $3 million ($0 at June 30, 2020) are held against undisbursed impaired loans of $105 million ($0 at June 30, 2020), a coverage ratio of 3% (0% at June 30, 2020).
INCOME (LOSS) FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise both realized and unrealized gains.
Income from equity investments and associated derivatives (consisting of dividends, and net realized and unrealized gains and losses) increased by $3,591 million from losses of $1,624 million in FY20 YTD to income of $1,967 million in FY21 YTD.
IFC recognized realized net gains on equity investments and associated derivatives in FY21 YTD of $256 million, as compared to net gains of $320 million in FY20 YTD. Realized gains and losses on equity investments and associated derivatives are concentrated in a small number of investments. In FY21 YTD, there were nine investments that generated individual realized capital gains in excess of $20 million totaling $607 million and ten investments that generated individual realized capital losses in excess of $20 million totaling $443 million, compared to ten investments that generated individual realized capital gains in excess of $20 million totaling $530 million, and five investments that generated individual realized capital losses in excess of $20 million totaling $231 million in FY20 YTD. Dividend income in FY21 YTD totaled $167 million, as compared with $109 million in FY20 YTD. A dividend from one investment in financial markets in Asia totaled $94 million in FY21 YTD.
Net unrealized gains on equity investments and associated derivatives were $1,544 million in FY21 YTD, reflecting a continued recovery of equity investments in emerging markets, compared to net unrealized losses of $2,057 million in FY20 YTD.

INTERNATIONAL FINANCE CORPORATION	Page 20

Management’s Discussion and Analysis

The carrying amount of IFC’s equity investment portfolio was $11,029 million at March 31, 2021 ($10,370 million at June 30, 2020), with the change analyzed as follows.
Figure 4: Carrying Amount of Equity Investments Portfolio (US$ millions)
INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES
Income from debt securities and associated derivatives increased by $94 million from $163 million in FY20 YTD to $257 million in FY21 YTD. The increase was primarily due to lower other-than-temporary impairments on debt securities in FY21 YTD as compared to FY20 YTD.
Effective July 1, 2020, IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording an impairment as required by pre-ASC 326 guidance.
Accordingly, there were no other-than-temporary impairments on debt securities in FY21 YTD as compared to $106 million in FY20 YTD which were largely credit-related in specific investments. IFC recorded a provision for losses on debt securities of less than $0.5 million in FY21 YTD.
Realized gains were higher by $35 million in FY21 YTD when compared with FY20 YTD. There was a decrease in interest income of $48 million, driven by the impact of lower interest rates which was partially offset by the increase due to higher volume of debt securities.
The carrying amount of IFC’s debt securities portfolio increased 10% to $7,342 million at March 31, 2021 ($6,666 million at June 30, 2020) analyzed as follows:
Figure 5: Carrying Amount of Debt Securities Portfolio (US$ millions)

INTERNATIONAL FINANCE CORPORATION	Page 21

Management’s Discussion and Analysis

INCOME FROM LIQUID ASSET TRADING ACTIVITIES
The liquid assets portfolio, including derivatives and net of securities lending activities, decreased by $0.6 billion from $40.8 billion at June 30, 2020, to $40.2 billion at March 31, 2021. The decrease in FY21 YTD was primarily due to an increase of $1.9 billion in the Net Worth funded portfolio with contributions from net equity divestments and net income from investment operations and liquidity management. The Funded Liquidity portfolio declined by $2.5 billion due to net disbursements to clients exceeding net debt issuance.
Income, net of allocated funding costs, from liquid asset trading activities totaled $193 million in FY21 YTD compared to $342 million in FY20 YTD, a decrease of $149 million.
Interest income in FY21 YTD totaled $263 million, compared to $553 million in FY20 YTD. The portfolio of ABS and MBS generated fair value gains totaling $40 million in FY21 YTD. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds, and derivatives experienced $20 million of losses in FY21 YTD, resulting in a net gains (realized and unrealized) of $20 million. This compares to net gains (realized and unrealized) of $228 million in FY20 YTD.
In FY21 YTD, the liquid assets portfolios outperformed their benchmarks by $197 million (under performance of $92 million in FY20 YTD). The capital markets continued to recover from the impact of the pandemic in FY21 YTD with credit spreads for many sectors declining below their pre-COVID-19 levels. The improved outlook for growth, spurred in large part by unprecedented levels of fiscal stimulus, was reflected in rising stock markets and “real” yields on inflation-linked bonds. Increasing inflation expectations were reflected in rising break-even inflation levels led by rising “nominal” yields. Continued USD liquidity provision by the US Federal Reserve Board relieved pressure on cross-currency bases and reduced deviations from interest-rate parity. Tighter credit spreads for AAA securitized products and reductions in deviations from interest-rate parity were the primary contributors to excess returns in FY21 YTD that were primarily a function of realized and unrealized capital gains. While price is a poor indicator for market timing, rising valuations have significantly dampened expectations for future returns from the liquidity portfolio.
At March 31, 2021, and June 30, 2020 trading securities classified as Level 3 securities (those with unobservable inputs used to measure the fair value of the securities) were an insignificant proportion of total trading securities.
CHARGES ON BORROWINGS
IFC’s charges on borrowings decreased by $700 million, from $969 million in FY20 YTD (net of $2 million gain on extinguishment of borrowings) to $269 million in FY21 YTD (net of $3 gain on extinguishment of borrowings), due to lower LIBOR rates over FY21 YTD compared to FY20 YTD.
OTHER INCOME
Other income of $413 million for FY21 YTD was $42 million higher than $371 million in FY20 YTD. The return on Post-Employment Benefit Plan (PEBP) assets increased by $115 million to $91 million in FY21 YTD from loss of $24 million in FY20 YTD, mainly driven by higher investment returns in equity strategy and the private equity portfolio. Service fees of $95 million includes AMC management fee income of $29 million in FY21 YTD ($33 million in FY20 YTD was included in Other income). The management fee was recorded in Other income prior to accounting integration in FY20 Q4 post AMC's merger into IFC effective January 31, 2020. Mobilization service fees decreased by $16 million to $15 million in FY21 YTD.
Advisory services income decreased by $46 million from $211 million in FY20 YTD to $165 million in FY21 YTD due to a slowdown in spend on Advisory Services due to the COVID-19 crisis.
OTHER EXPENSES
Administrative and pension expenses increased by $55 million from $976 million in FY20 YTD to 1,031 million in FY21 YTD mainly driven by $51 million increase in pension expenses due to the increased amortization of the actuarial loss from the lower discount rate at the end of FY20 and lower expected returns on plan assets and increase in administrative expenses by $4 million mainly due to higher staff costs resulting from a sharp increase in staff count (493 higher than March 2020) moderated by generally lower grade mix. Operational and travel costs decreased by $36 million following restrictions related to COVID-19 crisis.
Advisory services expenses decreased by $46 million from $230 million in FY20 YTD to $184 million in FY21 YTD due to a lower spending on the Advisory Services program, as a result of COVID-19 restrictions.
FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES
Foreign currency transaction losses reported in net income in FY21 YTD totaled $134 million (gains of $243 million – FY20 YTD). Foreign currency transaction gains of $97 million in FY21 YTD (losses of $250 million – FY20 YTD) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded net foreign exchange related losses of $37 million (losses of $7 million – FY20 YTD) in a combination of net income and other comprehensive income.

INTERNATIONAL FINANCE CORPORATION	Page 22

Management’s Discussion and Analysis

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 8: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY21 YTD vs FY20 YTD (US$ millions)

	FY21 YTD	FY20 YTD
Unrealized gains and losses on loans, debt securities and associated derivatives	$649	$(521)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	56	(143)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$705	$(664)
IFC reported net unrealized gains on loans, debt securities and associated derivatives of $649 million in FY21 YTD ($521 million losses in FY20 YTD) comprising unrealized gains of $358 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $192 million on lending-related swaps, unrealized gains of $106 million on client risk management swaps and unrealized losses of $7 million on other derivatives, mainly conversion features, warrants in investment contracts, and interest rate and currency swaps economically hedging client obligations.
The unrealized gains of $192 million on lending related currency and interest rate swaps economically hedging loans was due to a move to higher swap rates in several currencies in FY21 YTD after the general declines that occurred in FY20. Swap rates were higher in FY21 YTD in US dollars, Chinese renminbi, Euros, Turkish Lira, and Indian rupees. Unrealized gains of $106 million on client risk management swaps were mainly due to narrower credit risk spreads on larger IFC client swaps, denominated in U.S. dollars and Euros.
Changes in the net fair value of IFC’s borrowings from market, IDA, and associated derivatives, includes the impact of changes in IFC’s own credit spread when measured against U.S. dollar LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.
Beginning in FY19, the portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of Other Comprehensive Income due to the adoption of Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01), as discussed in Note A to the accompanying condensed consolidated financial statements. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
The yield on the benchmark 5-year U.S. Treasury bond stood at 0.3% at end of June 2020 following central banks moves around the world to ease liquidity in response to the COVID-19 crisis. Yields remained around these historically low levels over the first half of FY21, but moved significantly higher in FY21 Q3 to around 0.9% at March-end as markets began to factor in higher expected inflation along with a stronger economic outlook. U.S. dollar LIBOR discount rates at the 5 year tenor also rose over FY21 YTD and at March 31, 2021 stood around 0.9%, up from 0.3% from at June 30, 2020, tracking the treasury market.
In FY21 YTD, IFC recorded unrealized gains of $2,134 million through net income on medium and long-term borrowings carried at fair value, comprising at $2,120 million unrealized gain on market borrowings and a $14 million unrealized gain on borrowings from IDA. Unrealized losses of $2,078 million were recorded on borrowing-related derivatives. Overall, IFC has reported $56 million of unrealized gains on borrowings from market sources and associated derivatives, net and borrowings from IDA in FY21 YTD (net unrealized losses of $143 million in FY20 YTD). These after swap unrealized gains were concentrated in market borrowings of Turkish lira, British pounds and Australian dollars, offset to an extent by valuation losses after swaps on Mexican peso, Japanese yen and South African rand issuances where swap FX basis spread movements drove such unrealized gains and losses. The unrealized gains in FY21 YTD include $43 million of unrealized gains on IFC’s Indian rupee denominated borrowings where IFC holds Indian rupee loans and liquid assets that act as an on balance sheet economic hedge.

INTERNATIONAL FINANCE CORPORATION	Page 23

Management’s Discussion and Analysis

OTHER COMPREHENSIVE INCOME (OCI)
UNREALIZED GAINS AND LOSSES ON DEBT SECURITIES AND BORROWINGS
Table 9: Other Comprehensive Income (Loss) – Unrealized Gains and Losses on Debt Securities and Borrowings FY21 YTD vs FY20 YTD (US$ millions)

	FY21 YTD	FY20 YTD
Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$389	$204
Unrealized losses	(216)	(624)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	(30)	100
Net unrealized gains (losses) on debt securities	$143	$(320)
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option arising during the period:
Unrealized gains	$344	$615
Unrealized losses	(515)	(250)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	—
Net unrealized (losses) gains on borrowings	$(170)	$365
Total unrealized (losses) gains on debt securities and borrowings	$(27)	$45
In FY20 YTD, other-than-temporary impairments on debt securities of $106 million were concentrated in three impairments totaling $81 million in the aggregate.
Net unrealized gains on debt securities totaled $143 million in FY21 YTD, (net unrealized losses of $320 million in FY20 YTD) and net unrealized losses on borrowings totaled $170 million in FY21 YTD (net unrealized gains of $365 million in FY20 YTD). An unrealized loss on borrowings of $170 million was recognized through other comprehensive income in FY21 YTD. This was due to a narrowing of around 10 to 23 basis points (bps) in the instrument specific credit risk spread on IFC borrowings at fair value in FY21 YTD, depending on the currency and tenor, that increased the valuation of bonds relative to hedging swaps. Credit spreads narrowed in most currencies of issuance, notably in IFC's Turkish lira, and Australian and New Zealand dollar denominated bond portfolios.

INTERNATIONAL FINANCE CORPORATION	Page 24

Management’s Discussion and Analysis

VIII.    GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of March 31, 2021:

President	David Malpass
Managing Director and Executive Vice President	Makhtar Diop[a]
Senior Vice President, Operations	Stephanie von Friedeburg[b]
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, Asia and Pacific	Alfonso García Mora[c]
Vice President and General Counsel, Legal and Compliance Risk	Christopher Stephens
Vice President, Risk and Finance	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar
Vice President and Treasurer, Treasury and Syndications	John Gandolfo
Vice President, Economics and Private Sector Development	John Gandolfo (Acting)
Vice President, Partnerships, Communications and Outreach	Karin Finkelston
Vice President, Equity Mobilization (AMC)	Ruth Horowitz[d]
_________
a. Makhtar Diop was appointed as the IFC Managing Director and Executive Vice President, effective March 1, 2021.
b. Stephanie von Friedeburg was appointed as the IFC Senior Vice President, Operations, effective March 1, 2021.
c. Alfonso García Mora was appointed as the Regional Vice President, Asia and the Pacific effective August 10, 2020.
d. Ruth Horowitz was appointed as the IFC Vice President, Equity Mobilization (AMC), effective September 1, 2020.
OTHER
During FY19 Q3, the Supreme Court of the United States (Supreme Court) decided on a narrow question of US statutory law. The US International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate US statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under US law, nor did it cover other sources of IFC’s immunities under international law such as IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently two court cases in the United States that may be impacted by the Supreme Court decision. Following the Supreme Court's decision these cases restarted in United States lower courts, and IFC has continued to present a number of jurisdictional arguments (including immunities based arguments) for the dismissal of both cases. One of the two cases has been dismissed by the relevant lower court, which dismissal is currently being appealed. Briefing and oral arguments are now complete in that appeal and a decision on it is expected later this year. Neither of these two cases has reached a merits stage. See also Note S to the FY21 Q3 condensed consolidated financial statements.

INTERNATIONAL FINANCE CORPORATION	Page 25

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
March 31, 2021

INTERNATIONAL FINANCE CORPORATION	Page 26

CONDENSED CONSOLIDATED BALANCE SHEETS
as of March 31, 2021 (unaudited) and June 30, 2020 (unaudited)
(US$ millions)

	March 31, 2021	June 30, 2020
Assets
Cash and due from banks – Note C	$585	$545
Time deposits – Note C	13,157	14,218
Trading securities – Notes C and K (includes $6,752 and $3,981 securities pledged to creditors under repurchase agreements at March 31, 2021 and June 30, 2020 respectively)	34,103	30,217
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, K and P	1,064	1,221
Investments – Notes B, D, E, F, G, K and M
Loans
($1,287 at March 31, 2021, $955 at June 30, 2020 at fair value;
net of reserve against losses of $1,416 at March 31, 2021, $1,648 at June 30, 2020)
– Notes D, E, K and M	25,431	24,102
Equity investments
– Notes B, D, G, K and M	11,029	10,370
Debt securities – Notes D, F, K and M	7,342	6,666
(includes available for sale securities of $3,304 and $3,687, with associated amortized cost of $3,335 and $3,862, net of reserve against credit losses of $1 and $0, at March 31, 2021 and June 30, 2020, respectively)
Total investments	43,802	41,138
Derivative assets – Notes C, J, K and P	4,401	4,314
Receivables and other assets – Notes C, M and N	4,094	4,147
Total assets	$101,206	$95,800
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable
for cash collateral received – Notes C and P	$7,709	$4,591
Borrowings outstanding – Notes K and Q
From market and other sources at amortized cost	3,636	3,785
From market sources at fair value	50,074	51,080
From International Development Association at fair value	482	621
Total borrowings	54,192	55,486
Derivative liabilities – Notes C, J, K and P	4,201	4,383
Payables and other liabilities – Notes C, E, M, N and O	6,389	6,158
Total liabilities	72,491	70,618
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares at March 31, 2021 and June 30, 2020)
Subscribed capital	22,779	20,366
Less: unpaid portion of subscriptions	(2,566)	(799)
Paid-in capital	20,213	19,567
Accumulated other comprehensive loss – Note H	(1,933)	(1,984)
Retained earnings – Note H	10,435	7,599
Total capital	28,715	25,182
Total liabilities and capital	$101,206	$95,800

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 27

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended March 31, 2021 (unaudited) and March 31, 2020 (unaudited)
(US$ millions)

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$257	$355	$845	$1,162
Release of provision (provision) for losses on loans, off-balance sheet credit exposures and other receivables – Note E	33	(302)	190	(511)
Income (loss) from equity investments and associated derivatives – Note G	398	(1,910)	1,967	(1,624)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	121	62	257	163
Total income (loss) from investments	809	(1,795)	3,259	(810)
Income from liquid asset trading activities – Note C	78	247	283	781
Charges on borrowings	(69)	(286)	(269)	(969)
Income (loss) from investments and liquid asset trading activities, after charges on borrowings	818	(1,834)	3,273	(998)
Other income
Advisory services income – Note N	58	75	165	211
Service fees	33	23	95	73
Other – Note B	36	(1)	153	87
Total other income	127	97	413	371
Other expenses
Administrative expenses – Note O	(318)	(279)	(989)	(962)
Advisory services expenses – Note N	(64)	(79)	(184)	(230)
Other – Notes B and O	(14)	(14)	(42)	(35)
Total other expenses	(396)	(372)	(1,215)	(1,227)
Foreign currency transaction (losses) gains on non-trading activities	(9)	220	(134)	243
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	540	(1,889)	2,337	(1,611)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value – Note I	370	(665)	705	(664)
Net income (loss) – Note L	$910	$(2,554)	$3,042	$(2,275)

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 28

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three and nine months ended March 31, 2021 (unaudited) and March 31, 2020 (unaudited)
(US$ millions)

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Net income (loss) – Note L	$910	$(2,554)	$3,042	$(2,275)
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized gains (losses) on available-for-sale debt securities arising during the period	(65)	(351)	173	(420)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(17)	(1)	(30)	(6)
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	—	27	—	106
Net unrealized gains (losses) on debt securities	(82)	(325)	143	(320)
Unrealized gains and losses on borrowings
Net unrealized losses arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	(22)	387	(171)	365
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	—	1	—
Net unrealized (losses) gains on borrowings	(21)	387	(170)	365
Net unrecognized net actuarial gains and unrecognized prior service credits on benefit plans – Note O	26	14	78	41
Total other comprehensive income (loss)	(77)	76	51	86
Total comprehensive income (loss)	$833	$(2,478)	$3,093	$(2,189)

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 29

CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN CAPITAL
for the nine months ended March 31, 2021 (unaudited) and March 31, 2020 (unaudited)
(US$ millions)

	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income (loss) – Note H	Capital stock	Total capital
At June 30, 2019	$25,905	$366	$26,271	$(1,232)	$2,567	$27,606
Nine months ended March 31, 2020
Net loss	(2,275)		(2,275)			(2,275)
Other comprehensive income				86		86
Designations of retained earnings – Note H	(122)	122	—			—
Expenditures against designated retained earnings – Note H	36	(36)	—			—
At March 31, 2020	$23,544	$452	$23,996	$(1,146)	$2,567	$25,417
At June 30, 2020	$7,166	$433	$7,599	$(1,984)	$19,567	$25,182
Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020 – Note A	(206)		(206)			(206)
Nine months ended March 31, 2021
Net income	3,042		3,042			3,042
Other comprehensive income				51		51
Designations of retained earnings – Note H	(44)	44	—			—
Expenditures against designated retained earnings – Note H	26	(26)	—			—
Payments received for subscribed capital					646	646
At March 31, 2021	$9,984	$451	$10,435	$(1,933)	$20,213	$28,715

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 30

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended March 31, 2021 (unaudited) and March 31, 2020 (unaudited)
(US$ millions)

	2021	2020
Cash flows from investing activities
Loan disbursements	$(6,970)	$(5,705)
Investments in equity securities	(625)	(620)
Investments in debt securities	(799)	(1,094)
Loan repayments	5,942	5,121
Debt securities repayments	379	289
Proceeds from sales of loan investments	86	10
Proceeds from sales of equity investments	1,901	2,023
Proceeds from sales of debt securities	215	73
Loan origination fee received	39	—
Investment in fixed assets	(38)	(39)
Net cash provided by investing activities	130	58
Cash flows from financing activities
Medium and long-term borrowings
Issuance	14,287	13,220
Retirement	(15,196)	(11,661)
Derivatives associated with borrowings, net	(527)	(413)
Short-term borrowings, net	(201)	1,448
Capital subscriptions	646	—
Net cash (used in) provided by financing activities	(991)	2,594
Cash flows from operating activities
Net income (loss)	3,042	(2,275)
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized gains on loans and associated derivatives, net	(18)	12
Realized gains on debt securities and associated derivatives, net	(54)	(19)
(Gains) Losses on equity investments and related derivatives, net	(1,800)	1,737
Provision (release) charge for losses on loans, off-balance sheet credit exposures and other receivables	(190)	511
Other-than-temporary impairments on debt securities	—	106
Amortization of discounts, premiums and loan origination expenses	(43)	(6)
Net discounts paid on retirement of borrowings	(8)	(41)
Net realized gains on extinguishment of borrowings	(3)	(2)
Foreign currency transaction losses (gains) on non-trading activities	134	(243)
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(705)	664
Depreciation expenses	42	44
Change in accrued income on loans and debt securities (after swaps), net	(41)	(84)
Change in accrued expenses on borrowings (after swaps), net	(54)	(14)
Change in trading portfolio	(1,885)	(6,813)
Change in derivatives associated with loans and client risk management, net	162	52
Change in payables and other liabilities	195	358
Change in receivables and other assets	(258)	(80)
Net cash used in operating activities	(1,484)	(6,093)
Change in cash and cash equivalents	(2,345)	(3,441)
Effect of exchange rate changes on cash and cash equivalents	361	(268)
Net change in cash and cash equivalents	(1,984)	(3,709)
Beginning cash and cash equivalents	12,754	13,970
Ending cash and cash equivalents	$10,770	$10,261
Composition of cash and cash equivalents
Cash and due from banks	$585	$515
Time deposits with maturities under three months	10,185	9,746
Total cash and cash equivalents	$10,770	$10,261

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 31

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended March 31, 2021 (unaudited) and March 31, 2020 (unaudited)
(US$ millions)

Supplemental disclosure	2021	2020
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$229	$(774)
Debt securities	106	(355)
Loan and debt security-related currency swaps	(290)	1,004
Borrowings	(1,690)	3,058
Borrowing-related currency swaps	1,656	(2,874)
Charges on borrowings paid, net	$331	$984
Non-cash items:
Loan and debt security conversion to equity, net	$33	$98

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 32

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
The condensed consolidated financial statements include the financial statements of IFC and its consolidated subsidiary (merged into IFC on January 31, 2020). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Condensed Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform to the current year’s presentation.
IFC has revised the presentation of certain time deposits in the amount of $4,633 million in its cash flow statement for the nine months ended March 31, 2020, to exclude them from “Cash and cash equivalents”, because these time deposits have maturities greater than three months; these time deposits have been included in “Change in trading securities and time deposits with maturities greater than three months” in the statement of cash flows. The correction impacted the "Change in trading securities and time deposits with maturities greater than three months", the "Net cash (used in) provided by operating activities", the "Change in cash and cash equivalents", and the "Net change in cash and cash equivalents" by $94 million cash inflow and the "Ending cash and cash equivalents" by $4,633 million in the condensed consolidated statement of cash flows for that period.
In its condensed consolidated statement of operations for the three and six months ended December 30, 2020, IFC had aligned the presentation of foreign currency gains and losses on borrowings with the foreign currency gains and losses on currency swaps which economically hedge those borrowings. This resulted in a change in classification of foreign currency gains and losses of $108 million on borrowings from “Foreign currency transaction gains (losses) on non-trading activities,” to “Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value”. The impact for the nine months ended March 31, 2021 includes that $108 million decrease in the foreign currency loss on borrowings, and an equivalent amount of decrease in the unrealized gain on non-trading financial instruments accounted for at fair value, recorded in the three months ended December 31, 2020. The change in presentation had no impact on IFC’s net income and was immaterial for prior periods.
Functional currency – IFC’s functional currency is the United States dollar (US dollars, US$ or $).
Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

INTERNATIONAL FINANCE CORPORATION	Page 33

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Consolidation, non-controlling interests and variable interest entities – IFC consolidates:
i.all majority-owned subsidiaries;
ii.limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii.variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).
Significant intercompany accounts and transactions are eliminated in consolidation.
An entity is a VIE if:
i.its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii.its equity investors do not have decision-making rights about the entity's operations; or
iii.its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fair Value Option – IFC has elected the Fair Value Option under the subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option) for several of its financial assets and financial liabilities. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:
i.direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method and all other all other financial interests in the investee (e.g., guarantees, loans)
ii.all market borrowings that are economically hedged with financial instruments accounted for at fair value with changes therein reported in earnings;
iii.borrowings from IDA;
effective July 1, 2018:
i.substantially all investments in debt securities; and
ii.substantially all hybrid instruments in the loan investment portfolio;
All borrowings for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and related economic hedges differently, without having to apply ASC Topic 815, Derivatives and Hedging (ASC 815)'s complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans and issued guarantees to some of those investees; therefore, the Fair Value Option is also applied to those loans and issued guarantees. IFC elected the Fair Value Option for equity investments, through June 30, 2018, with 20% or more ownership where it did not have significant influence so that the same measurement method (fair value) was applied to all equity investments with more than 20% ownership.

INTERNATIONAL FINANCE CORPORATION	Page 34

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
The FVO was elected through June 30, 2018, for certain hybrid instruments in the investment portfolio that would have otherwise required bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminated the bifurcation requirement.
The FVO has been elected for substantially all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all investments in debt securities and hybrid loan instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, results in more accounting consistency across IFC’s investment portfolio and results in a measurement method that is consistent with the manner in which the portfolio is managed.
Fair Value Measurements
IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value.
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.
ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data.
IFC’s policy is to recognize transfers in and transfers out of levels as of the beginning of the reporting period in which they occur.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services – Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

INTERNATIONAL FINANCE CORPORATION	Page 35

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
Remeasurement of foreign currency transactions – Monetary assets and liabilities not denominated in US dollars, are expressed in US dollars at the exchange rates prevailing at March 31, 2021 and June 30, 2020. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated statement of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.
Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.
IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.
Accrued interest balances are reported within receivables and other assets on the condensed consolidated balance sheets. IFC elected not to measure expected credit losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner. Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status.
Reserve against losses on loans and off-balance credit arrangements
Effective July 1, 2020, pursuant to Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments and related amendments, which is incorporated in ASC Topic 326, Financial Instruments-Credit Losses (ASC 326), IFC adopted ASC 326 to replace the incurred loss methodology for recognizing credit losses in place at June 30, 2020. The objective of ASC 326 is to recognize a reserve for credit losses that is deducted from the amortized cost basis of the financial asset to present the net amount expected to be collected on the financial asset on the balance sheet.
In developing the estimate of expected credit losses in accordance with ASC 326, IFC introduced a credit loss methodology that reflects an estimate of expected credit losses over the remaining contractual life of a financial asset, considering forward looking information. IFC considered the relevant inputs and assumptions required to perform the estimate. These included, but are not limited to, historical and current loan portfolio data, data relevant to current economic conditions, and data relevant to reasonable and supportable forecasts of economic conditions. Inputs and assumptions are quantitative or qualitative in nature. In particular, the forecast of key economic variables relevant to the loan portfolio is one of the critical assumptions to IFC’s estimation of expected credit losses. The forecast of economic variables are credit loss drivers that produce a macro-economic response estimate of loss over the 3-year period that IFC deems to be reasonable and supportable. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information without adjustment for changes in economic conditions. This reversion is phased in over a one-year period on a straight-line basis. The Segmentation process is based on a facility and credit rating, with certain assumptions segmented by industry. The facility rating applies to an individual investment product and provides information on the amount of loss that IFC is likely to incur on that product if the obligor defaults. IFC’s forecast of expected credit losses is based on the probability of a loan defaulting associated with each credit risk rating, the expected loss percentage given a default associated with each facility risk rating, and the expected balance at the estimated date of default. The estimate of the expected balance at the time of default considers a prepayment assumption and, for loans with available credit, a disbursement assumption estimates expected utilization rates.

INTERNATIONAL FINANCE CORPORATION	Page 36

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
The reserve against losses on loans are established through a review process undertaken on a quarterly basis and has two main components: (a) a portfolio reserve for expected losses determined from the historical loss rates, adjusted for qualitative factors, and forecasted expected losses on the segments associated with the loan class with similar risk characteristics; and (b) an individual reserve which is a separate reserve representing the reserves assigned to individually evaluated loans that do not share similar risk characteristics with other loans. IFC considers its entire loan portfolio to comprise one portfolio segment and defines the one major category of loans to be the grouping of the loan receivable based on risk characteristics and the method for monitoring and assessing credit risk. The risks inherent in the portfolio that are considered in determining the portfolio reserve are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in a borrower's financial statements.
For individual reserves, loans identified as not sharing similar risk characteristics with other assets are individually evaluated for the net amount expected to be collected and reserves are determined for them outside of the portfolio reserve computation. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining a loss reserve include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Loans modified as troubled debt restructuring, as well as loans placed in nonaccrual status are individually evaluated for the net amount expected to be collected.
Individually evaluated loans are measured based on the present value of expected future cash flows to be received, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral, less the cost to sell.
IFC recognizes reserve on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries which are considered in the reserving process, if any, associated with previously written-off loans.
In accordance with ASC 326, IFC recognizes a reserve for credit losses on off-balance sheet credit exposures for guarantees that are not measured at fair value and other off-balance sheet arrangements, primarily reserve for credit losses on loans committed but not disbursed, based on expected credit losses over the contractual period in which IFC is exposed to credit risk via a present contractual obligation to extend credit, unless that obligation is unconditionally cancellable by IFC. Reserve against losses on off-balance sheet credit exposures are included within Payables and other liabilities on the condensed consolidated balance sheets, with changes recognized through provision for losses on loans in net income. Methodologies for estimating the reserve for credit losses on off-balance sheet credit exposures, including loans committed but not disbursed, are generally consistent with methodologies for estimating the reserve for credit losses for the disbursed loan portfolio, as discussed above as applicable, but is subject to an additional parameter reflecting the likelihood that funding will occur.
Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Pursuant to Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) and ASC Topic 321, Investments – Equity Securities (ASC 321), effective July 1, 2018 all equity investments are measured at fair value, with unrealized gains and losses reported in earnings.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its natural resources unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the condensed consolidated statements of operations. Unrealized gains and losses on equity investments which were accounted for as available-for-sale were reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

INTERNATIONAL FINANCE CORPORATION	Page 37

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
IFC enters into put options, call options and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative. Put options, call options and warrant agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASC 321 and included in “Equity investments” on the condensed consolidated balance sheets.
Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the condensed consolidated statements of operations.
Debt securities – Debt securities in the investment portfolio classified as available-for-sale are carried at fair value on the condensed consolidated balance sheets with unrealized gains and losses included in accumulated other comprehensive income until realized.
Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” on the condensed consolidated statements of operations.
IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in earnings, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.
Impairment of debt securities
IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording a write-down as required by pre-ASC 326 guidance. In determining whether all or a portion of the unrealized loss on such securities is a credit loss, IFC considers all relevant information including the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge is separated into two components: (1) the credit loss component, which is recognized as a reserve for credit losses (through net income), limited to the amount by which the security’s amortized cost basis exceeds the fair value, and reversal of impairment losses are allowed when the credit of the issuer improves, and (2) the noncredit related impairment losses are recorded in other comprehensive income.
Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt security issuances and loan obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee. For guarantees that are within scope of ASC 326, the expected credit losses (the contingent liability) associated with the financial guarantee is measured and accounted for in addition to and separately from the IFC’s liability recognized for the stand-ready obligation to perform. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet.
Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Directors.

INTERNATIONAL FINANCE CORPORATION	Page 38

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
Expenditures resulting from such designations are recorded as expenses in IFC’s condensed consolidated statement of operations in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient.
Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.
Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.
Cash and cash equivalents – IFC classifies cash and due from banks as cash and time deposits with original maturities less than three months as cash equivalents in the condensed consolidated statement of cash flows (collectively, cash and cash equivalents) because they are generally readily convertible to known amounts of cash within three months of acquisition, generally when the original maturities for such instruments are less than three months or less than six months when the time deposit is optionally redeemable within three months.
Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the condensed consolidated balance sheet.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.
Substantially all borrowings are carried at fair value under the Fair Value Option. All changes in the fair value of such borrowings through June 30, 2018 were reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations. Effective July 1, 2018, in accordance with ASU 2016-01, the change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations.
Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

INTERNATIONAL FINANCE CORPORATION	Page 39

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Income from loans and guarantees, including realized gains and losses on loans and associated derivatives.
Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value", in the condensed consolidated statements of operations.” Realized gains and losses associated with these activities are reported in “Other Income”, in the condensed consolidated statements of operations.
Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value" in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Charges on borrowings”, in the condensed consolidated statements of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in "Income from liquid asset trading activities" in the condensed consolidated statements of operations.
Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements. Changes in fair value of all derivatives

INTERNATIONAL FINANCE CORPORATION	Page 40

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
associated with these activities are reported in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Other income”, in the condensed consolidated statements of operations.
Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings; the participated loans are included in loans on IFC’s condensed consolidated balance sheets, with the related secured borrowings included in payables and other liabilities on IFC’s condensed consolidated balance sheets.
Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned.
Pension and other postretirement benefits – IBRD sponsors a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.
The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the condensed consolidated statement of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other” in the condensed consolidated statement of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.
Recently adopted accounting standards
In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 introduced a new accounting model that resulted in lessees recording most leases on the balance sheet. IFC adopted ASU 2016-02 effective July 1, 2019 with no material impact on IFC’s financial statements.
On July 1, 2020, IFC adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related amendments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as a reserve rather than as a write-down on available-for-sale debt securities that management does not intend to sell or believes that it is more likely than not they will be required to sell.
IFC adopted ASC 326 using the modified retrospective method for financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after July 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. On July 1, 2020, IFC recorded the impact of adopting ASC 326 by means of a cumulative-effect adjustment to the condensed consolidated balance sheet, and a summary of the impact is listed below:

INTERNATIONAL FINANCE CORPORATION	Page 41

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Increase (decrease)	Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020 (in US$ millions)
	Reserve against Losses	Retained earnings	Total Capital
Recognizing reserve against credit losses on disbursed loans (net of release of reserve against credit losses on accrued interest of $10 million)	$58	$(58)	$(58)
Recognizing reserve against credit losses on guarantees	8	(8)	(8)
Recognizing reserve against credit losses on loans committed but not disbursed	140	(140)	(140)
Total	$206	$(206)	$(206)
Reserve against credit losses on disbursed loans are reported as a contra asset, reserve against losses, to the loan balance on the condensed consolidated balance sheets. Reserve against credit losses on guarantees and loans committed but not disbursed are reported within Payables and other liabilities on the condensed consolidated balance sheets. Retained Earnings is included in the Capital section on the condensed consolidated balance sheets. IFC adopted ASC 326 for available-for-sale debt securities using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to July 1, 2020.
In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. IFC adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements.
In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08). ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional. For contributions received, ASU 2018-08 is effective for annual periods beginning after June 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). For contributions paid, ASU 2018-08 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2020 for IFC). IFC adopted ASU 2018-08 effective July 1, 2018 and July 1, 2019 for contributions received and contributions paid, respectively, with no material impact on IFC’s financial statements.
FASB has confirmed the interagency guidance from the Federal Reserve and the Federal Deposit Insurance Corporation that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not considered TDRs. During FY20 Q4, IFC implemented a COVID-19 related loan modification program which meets the interagency guidance. IFC adopted this guidance with no material impact on IFC’s financial statements.
In October 2018, the FASB issued ASU 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17). ASU 2018-17 amends the guidance for how a decision maker or service provider must determine whether its fee is a variable interest in a VIE when a related party also has an interest in the VIE. Under the amendment, the decision maker must consider interests held be its related parties on a proportionate basis when determining if such interests could absorb more than an insignificant amount of the VIE’s variability. Previous guidance required the decision maker to consider such interests in their entirety. IFC adopted ASU 2018-17 effective July 1, 2020 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15). ASU 2018-15 amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. IFC adopted ASU 2018-15 effective July 1, 2020 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 amends the fair value disclosure requirements to include: (a) the amount of gain or loss for the period included in other comprehensive income attributable to fair value changes in Level 3 assets or liabilities, and (b) for Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and the method of calculating the weighted average. Existing fair value disclosure requirements eliminated by ASU 2018-13 include: (a) the amounts and reasons for transfers between Level 1 and Level 2 fair value measurements, and (b) the policy for determining when transfers between fair value measurement Levels occur. ASU 2018-13 modifies existing fair value disclosure requirements by (a) requiring a narrative description of the uncertainty of fair value measurements from the use of significant unobservable inputs if those inputs reasonable could have been different at reporting date, and (b) requiring disclosure of the

INTERNATIONAL FINANCE CORPORATION	Page 42

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
estimate of the timing of liquidation events for investments measured using the Net Asset Value practical expedient only if such information has been communicated to the investor or announced publicly by the investee. IFC adopted ASU 2018-13 effective July 1, 2020 with no material impact on IFC’s financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related to replacement of a reference rate. The amendments in this ASU are effective upon issuance of ASU for all entities and can be implemented any time before December 31, 2022. IFC adopted the standard effective June 30, 2020 and the adoption did not have a material impact on IFC’s financial statements.
Accounting standards and regulations under evaluation
In August 2018, the FASB issued ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans (ASU 2018-14). ASU 2018-14 amends the disclosure requirements for defined benefit pension and other postretirement benefit plans. The added disclosures include the weighted-average interest crediting rates used in the reporting entity’s cash balance pension plans and a narrative description for the reasons for significant gains or losses affecting the benefit obligation and any other significant changes in the benefit obligations or plan assets during the period that are not otherwise apparent in the other required disclosures. The disclosures removed include, among other things, the amounts in accumulated other comprehensive income expected to be recognized as part of net periodic benefit costs over the next year and the effects of a one-percent change in the assumed health care costs on service cost, interest cost, and the postretirement benefit obligation. ASU 2018-14 is effective for fiscal years ending after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2018-14.
In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments on the interactions between Topic 321 and Topic 323 clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. These amendments do not impact IFC because IFC has elected an FVO for direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method. The amendments on the interactions between Topic 323 and Topic 815, clarify that an entity should not consider whether, upon the settlement of a nonderivative forward contract or exercise of a nonderivative purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The impact of this amendment is not expected to be material for IFC, because IFC is already accounting for non-derivative contracts on equity securities in accordance with ASC 321. ASU 2020-01 is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC).
In October 2020 the FASB issued ASU 2020-08 Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs. The amendments in ASU 2020-08 affect the guidance in ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20):Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 had shortened the required amortization period for investments in callable debt securities purchased for a premium to the earliest call date. IFC had adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements. The impact of ASU 2020-08 is not expected to be material for IFC, because, its amendments are only a clarification of the Board’s intent that an entity should reevaluate whether a callable debt security that has multiple call dates is within the scope of Subtopic 310-20 for each reporting period. ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC).
In January 2021, the FASB issued ASU 2021-01 Reference Rate Reform (Topic 848) to amend the scope of the guidance in Topic 848 on facilitation of the effects of reference rate reform, expected market transition from LIBOR and other interbank offered rates on financial reporting. Specifically, the amendments in ASU 2021-01 clarify that “certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition.” IFC adopted the standard prospectively effective March 31, 2021, as permitted by the ASU, and the adoption did not have a material impact on the financial statements.

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – SCOPE OF CONSOLIDATION

IFC managed AMC Funds
Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. IFC continues the operations of AMC as a division, which is to mobilize capital from outside IFC’s traditional investor pool and manage third-party capital.
As of the date of the merger, AMC’s cash, receivables and other assets were $45 million, equity investments were less than $0.5 million, and payables and other liabilities were $7 million. Until the merger, AMC had been consolidated into IFC’s financial statements.
As a result of the consolidation of AMC prior to January 31, 2020, amounts included in IFC’s condensed consolidated statement of operations for the three and nine months ended March 31, 2020 comprise (US$ millions):

	Three months ended March 31, 2020[a]	Nine months ended March 31, 2020[a]

Other income	$4	$31
Other expenses	3	14
_________
a Income and expenses reported until AMC merged with IFC on January 31, 2020.
At March 31, 2021, AMC managed eleven funds (collectively referred to as the AMC Funds), none of which requires consolidation by IFC. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s Investments in AMC Funds are accounted at fair value. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
Other consolidated entities
In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk matured in September 2020. IFC Sukuk Company was a VIE as at June 30, 2020 and had been consolidated into these condensed consolidated financial statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these condensed consolidated financial statements under the VIE or voting interest model is insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE C – LIQUID ASSET PORTFOLIO
Composition of liquid asset portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheet captions is as follows (US$ millions):

	March 31, 2021	June 30, 2020
Assets
Cash and due from banks	$47	$128
Time deposits [a]	13,157	14,218
Trading securities	34,103	30,217
Securities purchased under resale agreements and receivable for cash collateral pledged	1,064	1,221
Derivative assets	455	230
Receivables and other assets:
Receivables from unsettled security trades	691	831
Accrued interest income on time deposits and securities	103	133
Accrued income on derivative instruments	8	19
Total assets	49,628	46,997
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	7,709	4,591
Derivative liabilities	285	333
Payables and other liabilities:
Payables for purchase of securities	1,356	1,236
Accrued charges on derivative instruments	36	46
Total liabilities	9,386	6,206
Total net liquid asset portfolio	$40,242	$40,791
_________
a Includes time deposits with maturities greater than three months of $2,972 million and $2,009 million, as of March 31, 2021 and June 30, 2020 respectively.
The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 1.2% of the portfolio at March 31, 2021 (1.0% – June 30, 2020).
Income from liquid asset trading activities
Income from liquid asset trading activities for the three and nine months ended March 31, 2021 and March 31, 2020 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Interest income, net	$110	$163	$263	$553
Net gains and losses on trading activities (realized and unrealized)	(32)	84	20	228
Total income from liquid asset trading activities	$78	$247	$283	$781
Net gains and losses on trading activities comprise net gains on asset-backed and mortgage-backed securities of $13 million and $40 million for the three and nine months ended March 31, 2021 (net losses of $98 million and $104 million – three and nine months ended March 31, 2020) and net losses on other trading securities of $45 million and $20 million for the three and nine months ended March 31, 2021 (net gains of $182 million and $332 million – three and nine months ended March 31, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS

The carrying amount of investments at March 31, 2021 and June 30, 2020 comprises (US$ millions)a:

	March 31, 2021	June 30, 2020
Loans
Loans at amortized cost	$25,560	$24,795
Less: Reserve against losses on loans	(1,416)	(1,648)
Loans at amortized cost less reserve against losses	24,144	23,147
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $1,364 at March 31, 2021, $1,113 – June 30, 2020)	1,287	955
Total loans	25,431	24,102
Equity investments
Equity investments accounted for at fair value b c
(cost $10,838 at March 31, 2021, $11,744 – June 30, 2020)	11,029	10,370
Total equity investments	11,029	10,370
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $3,335 at March 31, 2021, $3,862 – June 30, 2020)	3,304	3,687
Less: Reserve against losses on available-for sale debt securities	(1)	—
Debt securities, available-for-sale less reserve against losses	3,303	3,687
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $3,708 at March 31, 2021, $2,925 – June 30, 2020)	4,039	2,979
Total debt securities	7,342	6,666
Total carrying amount of investments	$43,802	$41,138
_________
a Amounts for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior amounts continue to be reported in accordance with previously applicable GAAP.
b Equity investments at fair value as of March 31, 2021 are comprised of investments in common or preferred shares of $6,466 million ($6,433 million as of June 30, 2020), equity interests in private equity funds of $4,532 million ($3,777 million as of June 30, 2020), and equity-related options and other financial instruments of $31 million ($160 million as of June 30, 2020).
c Includes $1 million and $4 million for March 31, 2021 and June 30, 2020 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
NOTE E – LOANS AND GUARANTEES
Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and nine months ended March 31, 2021 and 2020 comprise the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,

	2021	2020	2021	2020
Interest income	$234	$337	$732	$1,089
Commitment fees	12	9	33	26
Other financial fees	16	21	62	59
Realized gains (losses) on loans, guarantees and associated derivatives	(5)	(12)	18	(12)
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$257	$355	$845	$1,162

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Reserve against losses on loans and provision for losses on loans
Reserve against losses as of March 31, 2021 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19. In evaluating the appropriateness of IFC’s reserve against losses on loans at March 31, 2021, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay has been applied for the estimated losses caused by the impact of COVID-19 that have not yet reflected in the credit ratings of the individual borrowers and given the uncertainty in the current economic environment. The qualitative overlay was $40 million and $63 million as of March 31, 2021 and June 30, 2020, respectively.
IFC adopted the ASC 326 methodology for measuring credit losses as of July 1, 2020. All related disclosures as of and for the three and nine months ended March 31, 2021 are presented in accordance with ASC 326, Financial Instruments – Credit Losses (ASC 326). IFC did not recast comparative financial periods and has presented those disclosures in accordance with GAAP effective at that time.
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three and nine months ended March 31, 2021 as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively, are summarized below (US$ millions):

	Three months ended March 31, 2021
	Loans Disbursed					Loans Committed but not Disbursed
	Individual reserve		Portfolio reserve	Total reserve		Individual reserve		Portfolio reserve		Total reserve
Beginning balance	$709		$815	$1,524		$4		$90		$94
Provision (release of provision) for losses on loans, net	2		(29)	(27)		(1)		(5)		(6)
Write-offs	(73)		—	(73)		—		—		—
Recoveries of previously written-off loans	—	*	—	—	*	—		—		—
Foreign currency transaction adjustments	(7)		(8)	(15)		—	*	—	*	—	*
Other adjustments [a]	7		— *	7		—		—		—
Ending balance	$638		$778	$1,416		$3		$85		$88
Total disbursed loans at March 31, 2021	$2,292		$23,387	$25,679
Loans committed but not disbursed at March 31, 2021						$105		$5,447		$5,552
Unamortized deferred loan origination fees, net and other				(119)
Loans at amortized cost				$25,560
_________
* Less than $0.5 million.
a Other adjustments comprise reserve against interest capitalized as part of a debt restructuring.

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	Nine months ended March 31, 2021
	Loans Disbursed					Loans Committed but not Disbursed
	Individual reserve		Portfolio reserve	Total reserve		Individual reserve		Portfolio reserve	Total reserve
Beginning balance	$804		$844	$1,648		$—		$—	$—
Cumulative effect of adopting ASC 326 [a]	—		68	68		3		137	140
Provision (release of provision) for losses on loans, net	4		(134)	(130)		—	*	(53)	(53)
Write-offs	(189)		(5)	(194)		—		—	—
Recoveries of previously written-off loans	—	*	—	—	*	—		—	—
Foreign currency transaction adjustments	6		3	9		—	*	1	1
Other adjustments [b]	13		2	15		—		—	—
Ending balance	$638		$778	$1,416		$3		$85	$88
Total disbursed loans at March 31, 2021	$2,292		$23,387	$25,679
Loans committed but not disbursed at March 31, 2021						$105		$5,447	$5,552
Unamortized deferred loan origination fees, net and other				(119)
Loans at amortized cost				$25,560
_________
* Less than $0.5 million.
a See Note A for information on ASC 326 adoption.
b Other adjustments comprise reserve against interest capitalized as part of a debt restructuring.
The following table presents changes in reserve against losses for the three and nine months ended March 31, 2020, prior to the adoption of ASC 326, as defined by the previous accounting guidance in effect at that time (US$ millions):

	Three months ended March 31, 2020				Nine months ended March 31, 2020
	Individual reserve	Portfolio reserve		Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$657	$666		$1,323	$580	$611	$1,191
Provision (release of provision) for losses on loans, net	141	152		293	309	209	518
Write-offs	(30)	—		(30)	(127)	—	(127)
Recoveries of previously written-off loans	3	—		3	3	—	3
Foreign currency transaction adjustments	(14)	(17)		(31)	(15)	(18)	(33)
Other adjustments [a]	1	—	*	1	8	(1)	7
Ending balance	$758	$801		$1,559	$758	$801	$1,559
Related recorded investment in loans at March 31, 2020 evaluated for impairment [b]	$23,812	$22,144		$23,812	$23,812	$22,144	$23,812
Recorded investment in loans with Individual reserve	$1,668				$1,668
_________
* Less than $0.5 million.
a Other adjustments comprise reserve against interest capitalized as part of a debt restructuring.
b IFC individually evaluates all loans for impairment. Portfolio reserve are established for losses on loans with similar risk characteristics, on loans for which no individual reserve is established.

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Reserve for losses and provision for losses on off-balance sheet guarantee exposures and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the three and nine months ended March 31, 2021 are summarized below (US$ millions)a:

	Three months ended March 31, 2021			Nine months ended March 31, 2021

	Outstanding Guarantees [b]	Issued Guarantees [b]		Outstanding Guarantees [b]		Issued Guarantees [b]
Beginning balance	$27	$8		$29		$—
Cumulative effect of adopting ASC 326	—	—		—		8
Provision (release of provision) for losses on off-balance sheet credit exposure	3	(3)		2		(4)
Guarantee claims paid	(18)	—		(18)		—
Foreign currency transaction adjustments	1	—	*	—	*	1
Ending balance	$13	$5		$13		$5
_________
* Less than $0.5 million.
a Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable GAAP.
b Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
The following table presents changes in reserve against losses (liability) on off-balance sheet guarantee exposures for the three and nine months ended March 31, 2020, prior to the adoption of ASC 326, as defined by the previous accounting guidance in effect at that time (US$ millions):

	Three months ended March 31, 2020	Nine months ended March 31, 2020
Beginning balance	$7	$25
Provision (release of provision) for losses on guarantees	1	(17)
Ending balance	$8	$8

Changes in the reserve against losses on other receivables and accrued interest for the three and nine months ended March 31, 2021 and 2020, are summarized below (US$ millions)a:

	Three months ended March 31,			Nine months ended March 31,

	2021		2020	2021		2020
Beginning balance	—	*	$10	$15		$8
Cumulative effect of adopting ASC 326	—		—	(10)		—
Provision (release of provision) for losses on other receivables	—		8	(5)		10
Foreign currency transaction adjustments	—	*	—	—	*	—
Ending balance [b]	$—	*	$18	$—	*	$18
_________
* Less than $0.5 million.
a Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable GAAP. Effective July 1, 2020, IFC elected not to measure a reserve against losses for accrued interest receivables.
b The outstanding balance of other receivables is $0 and $81 million at March 31, 2021 and June 30, 2020, respectively.

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Accrued Interest
The accrued interest balances are $387 million and $294 million, as of March 31, 2021 and June 30, 2020 respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets. IFC elected not to measure a reserve against losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $3 million and $4 million for the three months ended March 31, 2021 and 2020, respectively; $16 million and $13 million for the nine months ended March 31, 2021 and 2020, respectively.
Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Nonaccruing loans
Loans at nonaccrual status without a reserve against losses at March 31, 2021 and June 30, 2020 is considered insignificant. Loans on which the accrual of interest has been discontinued amounted to $1,612 million at March 31, 2021 ($1,714 million – June 30, 2020). The interest income on such loans for the three and nine months ended March 31, 2021 and 2020 are summarized as follows (US$ millions):

	Three months ended March 31,		Nine months ended March 31,

	2021	2020	2021	2020
Interest income not recognized on nonaccruing loans	$46	$47	$156	$118
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	12	21	38	46
The amortized cost in nonaccruing loans at March 31, 2021 and June 30, 2020 is summarized by geographic region and industry sector as follows (US$ millions):

	March 31, 2021
	Manufacturing, agribusiness and services		Financial markets	Infrastructure and natural resources	Disruptive technologies and funds		Total non-accruing loans at amortized cost [a]
Asia	$94		$14	$52	—	*	$160
Europe, Middle East and North Africa	165		170	369	18		722
Sub-Saharan Africa, Latin America and Caribbean	395		48	337	—		780
Other	—	*	—	—	—		—	*
Total disbursed loans	$654		$232	$758	$18		$1,662

	June 30, 2020
	Manufacturing, agribusiness and services		Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Asia	$90		$132	$84	$—	$306
Europe, Middle East and North Africa	161		179	251	—	591
Sub-Saharan Africa, Latin America and Caribbean	435		36	402	—	873
Other	—	*	—	—	—	—	*
Total disbursed loans [b]	$686		$347	$737	$—	$1,770
_________
* Less than $0.5 million.
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
b Includes $50 million reported as debt securities on the Balance Sheet as of March 31, 2021 ($56 million – June 30, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Past due loans
IFC considers a loan past due when payments are more than 30 days past the contractual due date. An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows (US$ millions):

	March 31, 2021
	31-60 days past due	61-90 days past due	Greater than 90 days past due		Total past due		Current	Total loans
Asia
Manufacturing, agribusiness and services	$—	$—	$141		$141		$2,706	$2,847
Financial markets	—	—	9		9		3,753	3,762
Infrastructure and natural resources	—	41	32		73		1,653	1,726
Total Asia	—	41	182		223		8,112	8,335
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	—	80		80		1,588	1,668
Financial markets	—	2	53		55		1,573	1,628
Infrastructure and natural resources	—	—	81		81		1,478	1,559
Disruptive technologies and funds	—	—	—		—		18	18
Total Europe, Middle East and North Africa	—	2	214		216		4,657	4,873
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	14	17	274		305		2,685	2,990
Financial markets	—	—	38		38		4,680	4,718
Infrastructure and natural resources	—	—	47		47		3,110	3,157
Total Sub-Saharan Africa, Latin America and Caribbean	14	17	359		390		10,475	10,865
Other
Manufacturing, agribusiness and services	—	—	—	*	—	*	715	715
Financial markets	—	—	—		—		815	815
Infrastructure and natural resources	—	—	—		—		76	76
Total Other	—	—	—	*	—	*	1,606	1,606
Total disbursed loans	$14	$60	$755		$829		$24,850	$25,679
Unamortized deferred loan origination fees, net and other								(119)
Loans at amortized cost								$25,560
_________
* Less than $0.5 million.
At March 31, 2021, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2020
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current		Total loans
Asia
Manufacturing, agribusiness and services	$2	$—	$64	$66	$1,720		$1,786
Financial markets	—	16	35	51	3,444		3,495
Infrastructure and natural resources	—	—	83	83	1,729		1,812
Total Asia	2	16	182	200	6,893		7,093
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	—	128	128	1,582		1,710
Financial markets	—	38	1	39	1,380		1,419
Infrastructure and natural resources	134	—	84	218	1,395		1,613
Total Europe, Middle East and North Africa	134	38	213	385	4,357		4,742
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	75	—	338	413	2,551		2,964
Financial markets	—	—	4	4	4,000		4,004
Infrastructure and natural resources	101	—	59	160	3,321		3,481
Disruptive technologies and funds	—	—	—	—	—	*	—	*
Total Sub-Saharan Africa, Latin America and Caribbean	176	—	401	577	9,872		10,449
Other
Manufacturing, agribusiness and services	—	—	—	—	679		679
Financial markets	—	—	—	—	1,825		1,825
Infrastructure and natural resources	—	—	—	—	135		135
Total Other	—	—	—	—	2,639		2,639
Total disbursed loans at amortized cost	$312	$54	$796	$1,162	$23,761		$24,923
Unamortized deferred loan origination fees, net and other							(128)
Recorded investment in loans at amortized cost							$24,795
_________
* Less than $0.5 million.
At June 30, 2020, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 52

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong	An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.
CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB		An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.
CR-5	BBB-		An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB		An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-8	BB-		An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-9	B+	Weak	An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-10	B		An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-11	B-		An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.
CR-12	CCC+	Very Weak/Special Attention	An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.
CR-13	CCC	Very Weak/Substandard	An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.
CR-14	CCC-	Extremely Weak/Doubtful	An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.
CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
The following table presents the loans disbursed by credit quality indicator based on risk rating at March 31, 2021, and origination year. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date (US$ millions):

	March 31, 2021
	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful		Imminent Default/ Default	Total Contracts
FY21	$—	$—	$482	$1,116	$798	$26	$—	$2		$23	$2,447
FY20	—	153	1,266	1,479	1,701	9	10	—	*	7	4,625
FY19	—	180	479	1,502	1,556	200	93	328		41	4,379
FY18	—	69	729	1,338	1,635	44	64	304		72	4,255
FY17	—	192	472	731	733	309	182	56		46	2,721
Prior	61	332	463	1,047	2,213	509	440	302		775	6,142
Total	$61	$926	$3,891	$7,213	$8,636	$1,097	$789	$992		$964	$24,569
Revolving Loans	—	11	—	554	524	—	—	—		—	1,089
Revolving Contracts Converted to Term Contracts	—	—	—	21	—	—	—	—		—	21
Total disbursed loans	$61	$937	$3,891	$7,788	$9,160	$1,097	$789	$992		$964	$25,679
Unamortized deferred loan origination fees, net and other											(119)
Loans at amortized cost											$25,560
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, effective March 31, 2021 and June 30, 2020 respectively (US$ millions):

March 31, 2021
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default		Total
Geographic Region
Asia	$—	$237	$1,970	$2,831	$2,601	$361	$128	$99	$108		$8,335
Europe, Middle East and North Africa	—	321	512	1,259	1,849	273	8	278	373		4,873
Sub-Saharan Africa, Latin America and Caribbean	—	362	1,145	2,939	4,205	463	653	615	483		10,865
Other	61	17	264	759	505	—	—	—	—	*	1,606
Total geographic region	$61	$937	$3,891	$7,788	$9,160	$1,097	$789	$992	$964		$25,679
Unamortized deferred loan origination fees, net and other											(119)
Loans at amortized cost											$25,560

INTERNATIONAL FINANCE CORPORATION	Page 54

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

March 31, 2021
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$61	$631	$1,688	$2,685	$1,764	$227	$449	$267	$448	$8,220
Financial markets	—	66	1,617	4,365	4,434	223	10	126	82	10,923
Infrastructure and natural resources	—	240	586	738	2,962	647	330	599	416	6,518
Disruptive technologies and funds	—	—	—	—	—	—	—	—	18	18
Total industry sector	$61	$937	$3,891	$7,788	$9,160	$1,097	$789	$992	$964	$25,679
Unamortized deferred loan origination fees, net and other										(119)
Loans at amortized cost										$25,560

June 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default		Total
Geographic Region
Asia	$—	$165	$1,541	$2,411	$2,303	$218	$143	$124	$188		$7,093
Europe, Middle East and North Africa	—	317	415	1,209	1,778	223	143	296	361		4,742
Sub-Saharan Africa, Latin America and Caribbean	—	408	1,268	2,683	3,586	914	413	532	645		10,449
Other	38	1	233	1,172	1,195	—	—	—	—	*	2,639
Total geographic region	$38	$891	$3,457	$7,475	$8,862	$1,355	$699	$952	$1,194		$24,923
_________
* Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 55

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak		Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$38	$576	$1,175	$2,419	$1,358		$684	$179	$162	$548	$7,139
Financial markets	—	39	1,752	4,377	4,066		174	80	174	81	10,743
Infrastructure and natural resources	—	276	530	679	3,438		497	440	616	565	7,041
Disruptive technologies and funds	—	—	—	—	—	*	—	—	—	—	—	*
Total industry sector	$38	$891	$3,457	$7,475	$8,862		$1,355	$699	$952	$1,194	$24,923
_________
* Less than $0.5 million.
Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the three and nine months ended March 31, 2021 and 2020, that are considered Troubled Debt Restructurings (TDRs) (US$ millions):

	Three months ended March 31,				Nine months ended March 31,
	2021		2020		2021		2020
	Number of TDRs	Amount	Number of TDRs	Amount	Number of TDRs	Amount	Number of TDRs	Amount
Loans modified as TDR	9	$139	3	$25	33	$685	17	$203
Loan at amortized cost modifications considered TDRs at March 31, 2021 is summarized by geographic region and industry sector as follows (US$ millions):

	March 31, 2021
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Loan modifications considered TDRs [a]
Geographic Region
Asia	$49	$31	$—	$80
Europe, Middle East and North Africa	—	—	41	41
Sub-Saharan Africa, Latin America and Caribbean	18	—	—	18
Total geographic region	$67	$31	$41	$139
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Loan modifications and defaulted loans that are considered troubled debt restructurings are factored into the determination of the reserve for credit losses (as described in Note A) when there is a reasonable expectation of executing a troubled debt restructuring on an individually identified loan.

INTERNATIONAL FINANCE CORPORATION	Page 56

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Following is a summary of loans that defaulted during the three and nine months ended March 31, 2021 and 2020 that had been modified in a troubled debt restructuring within 12 months prior to the date of default (US$ millions):

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Loan amount	$19	$—	$20	$—
Number of Loans	2	—	3	—
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes the amortized cost of collateral dependent loans by collateral type, geographic region and industry sector as follows (US$ millions) a:

March 31, 2021
Property, Land and Equipment
Geographic Region
Europe, Middle East and North Africa	$3
Sub-Saharan Africa, Latin America and Caribbean	127
Total	$130

March 31, 2021
Property, Land and Equipment
Industry Sector
Manufacturing, agribusiness and services	$70
Infrastructure and natural resources	60
Total	$130
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2021 totaled $4,112 million ($4,445 million – June 30, 2020). Guarantees of $3,540 million that were outstanding (i.e., not called) at March 31, 2021 ($3,900 million – June 30, 2020), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

INTERNATIONAL FINANCE CORPORATION	Page 57

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES
Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the three and nine months ended March 31, 2021 and March 31, 2020 comprise the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,

	2021	2020	2021	2020
Interest income	$70	$88	$202	$250
Dividends	1	—	1	—
Realized gains on debt securities and associated derivatives	50	1	54	19
Other-than-temporary impairments	—	(27)	—	(106)
Total income from debt securities, including realized gains on debt securities and associated derivatives	$121	$62	$257	$163
Debt securities accounted for as available-for-sale at March 31, 2021 and June 30, 2020 comprise (US$ millions)a:

March 31, 2021
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Reserve for credit losses		Fair value
Corporate debt securities	$2,727	$108	$(25)	$(169)	$(1)		$2,640
Preferred shares	57	85	(1)	—	—	*	141
Asset-backed securities	551	13	(10)	(32)	—	*	522
Total	$3,335	$206	$(36)	$(201)	$(1)		$3,303

June 30, 2020
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,190	$91	$(67)	$(265)	$2,949
Preferred shares	70	81	(2)	—	149
Asset-backed securities	602	20	—	(33)	589
Total	$3,862	$192	$(69)	$(298)	$3,687
_________
* Less than $0.5 million.
a Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Available-for-sale debt securities in an unrealized loss position for which a reserve for credit losses has not been recorded, due to non-credit related factors, is comprised of the following (US$ millions):

March 31, 2021
	Amortized Costs	Unrealized Losses	Fair value
Corporate debt securities	$512	$(25)	$449
Preferred shares	3	(1)	1
Asset-backed securities	118	(10)	82
Total	$633	$(36)	$532

INTERNATIONAL FINANCE CORPORATION	Page 58

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)

The following table shows the unrealized losses and fair value of debt securities at March 31, 2021 and June 30, 2020 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

March 31, 2021
	Less than 12 months			12 months or greater		Total
	Fair value	Unrealized losses		Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$115	$(12)		$334	$(13)	$449	$(25)
Preferred shares	—	—		1	(1)	1	(1)
Asset-backed securities	28	—	*	54	(10)	82	(10)
Total	$143	$(12)		$389	$(24)	$532	$(36)
_________
* Less than $0.5 million.

June 30, 2020
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$168	$(27)	$415	$(40)	$583	$(67)
Preferred shares	1	(1)	1	(1)	2	(2)
Asset-backed securities	—	—	—	—	—	—
Total	$169	$(28)	$416	$(41)	$585	$(69)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign currency exchange rates. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

INTERNATIONAL FINANCE CORPORATION	Page 59

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)

The table below presents a rollforward by major security type for the three and nine months ended March 31, 2021 of the reserve for credit losses on debt securities held at the period end (US$ millions):

	Three months ended March 31, 2021								Nine months ended March 31, 2021
	Corporate Debt Securities		Preferred shares		Asset-backed securities		Total		Corporate Debt Securities		Preferred shares		Asset-backed securities		Total
Beginning balance	$—	*	$—	*	$—	*	$—	*	$—		$—		$—		$—
Additions to the reserve for credit losses on securities for which credit losses were not previously recorded	—		—		—		—		—	*	1		—	*	1
Additional increases (decreases) to the reserve for credit losses on securities that had a reserve recorded in a previous period	1		—	*	—	*	1		1		(1)		—	*	—	*
Recoveries of previously written-off debt securities	—		—		—		—		—	*	—		—		—	*
Foreign currency transaction adjustments	—	*	—		—	*	—	*	—	*	—		—	*	—	*
Ending balance	$1		$—	*	$—		$1		$1		$—	*	$—		$1
_________
* Less than $0.5 million.
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $50 million at March 31, 2021 ($56 million – June 30, 2020).
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the three and nine months ended March 31, 2021 and 2020 comprises the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,

	2021	2020	2021	2020
Unrealized gains (losses) on equity investments and associated derivatives [a]	$290	$(2,046)	$1,544	$(2,057)
Realized gains on equity investments and associated derivatives, net	93	84	256	320
Gains (losses) on equity investments and associated derivatives, net	383	(1,962)	1,800	(1,737)
Dividends	15	49	167	109
Custody, fees and other	—	3	—	4
Total income from equity investments and associated derivatives	$398	$(1,910)	$1,967	$(1,624)
_________
a Including unrealized gains and losses related to equity securities still held at March 31, 2021 – net gains of $438 million and $1,617 million for the three and nine months ended March 31, 2021.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $4,532 million as of March 31, 2021 ($3,777 million – June 30, 2020). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain.
As of March 31, 2021, the maximum unfunded commitments subject to capital calls for these funds are $1,496 million ($1,347 million – June 30, 2020). As of March 31, 2021, IFC invested $553 million ($565 million – June 30, 2020) as a limited partner in funds managed by AMC. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

INTERNATIONAL FINANCE CORPORATION	Page 60

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory Services	Creating Markets Advisory Window	Performance-Based Grants Initiative		SME Ventures	Total Designated Retained Earnings
At June 30, 2019	$115	$66	$166	$3		$16	$366
Year ended June 30, 2020
Designations of retained earnings	98	24	—	—		—	122
Expenditures against designated retained earnings	—	(21)	(31)	(2)		(1)	(55)
At June 30, 2020	$213	$69	$135	$1		$15	$433
Nine months ended March 31, 2021
Designations of retained earnings	—	—	44	—		—	44
Expenditures against designated retained earnings	—	(9)	(16)	—	*	(1)	(26)
At March 31, 2021	$213	$60	$163	$1		$14	$451
________
* Less than $0.5 million.
On August 7, 2020, the Board of Directors approved a designation of $44 million of IFC’s retained earnings for CMAW. These designations were noted with approval by the Board of Governors on October 15, 2020.
IFC did not recognize expenditures against designations for grants to IDA in FY20 from FY18 and FY19 designations, and both transfers were deferred to FY21, due to IFC's net loss for the nine months ended March 31, 2020 in accordance with the Board of Directors approved framework for designations.
Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at March 31, 2021 and June 30, 2020 are summarized as follows (US$ millions):

	March 31, 2021	June 30, 2020
Net unrealized losses on available-for-sale debt securities	$(32)	$(175)
Net unrealized gains on borrowings at fair value under the fair value option due to changes in instrument-specific credit risk	249	419
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(2,150)	(2,228)
Total accumulated other comprehensive loss	$(1,933)	$(1,984)

INTERNATIONAL FINANCE CORPORATION	Page 61

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2021 and 2020 comprise (US$ millions):

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans and associated derivatives	$159	$(335)	$294	$(304)
Unrealized gains (losses) on debt securities and associated derivatives	214	(173)	355	(217)
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	373	(508)	649	(521)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Interest rate, foreign exchange and other components	1,582	(880)	2,120	(1,185)
Total unrealized gains (losses) on market borrowings	1,582	(880)	2,120	(1,185)
Unrealized gains (losses) on derivatives associated with market borrowings	(1,595)	742	(2,078)	1,064
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	10	(19)	14	(22)
Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	(3)	(157)	56	(143)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	$370	$(665)	$705	$(664)
Market borrowings economically hedged with financial instruments, including derivatives, are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted through earnings.

INTERNATIONAL FINANCE CORPORATION	Page 62

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES
As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments.
The fair value of derivative instrument assets and liabilities by risk type at March 31, 2021 and June 30, 2020 is summarized as follows (US$ millions):

Condensed Consolidated Balance Sheet location	March 31, 2021	June 30, 2020
Derivative assets
Interest rate	$736	$1,366
Foreign exchange	404	176
Interest rate and currency	3,102	2,577
Equity	137	153
Credit and other	22	42
Total derivative assets	$4,401	$4,314
Derivative liabilities
Interest rate	$918	$1,052
Foreign exchange	119	123
Interest rate and currency	3,148	3,185
Equity	5	4
Credit and other	11	19
Total derivative liabilities	$4,201	$4,383

INTERNATIONAL FINANCE CORPORATION	Page 63

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES (continued)
The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three and nine months ended March 31, 2021 and 2020 is summarized as follows (US$ millions):

Derivative risk category		Three months ended March 31,		Nine months ended March 31,
	Condensed Consolidated Statement of Operations location	2021	2020	2021	2020
Interest rate	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(5)	$(2)	$(17)	$(3)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(3)	(1)	(9)	(2)
	Loss from liquid asset trading activities	(8)	(131)	(48)	(166)
	Charges on borrowings	75	15	217	10
	Other income	1	8	9	17
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(456)	525	(558)	563
Foreign exchange	(Loss) income from liquid asset trading activities	680	831	(840)	1,088
	Foreign currency transaction losses on non-trading activities	(5)	(6)	(14)	(4)
	Net unrealized gains on non-trading financial instruments accounted for at fair value	(3)	1	—	2
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(47)	(22)	(124)	(60)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(18)	(7)	(53)	(22)
	Income from liquid asset trading activities	426	142	70	274
	Charges on borrowings	212	135	626	451
	Foreign currency transaction gains (losses) on non-trading activities	(431)	(2,120)	1,373	(1,871)
	Other income	2	3	2	3
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(931)	(67)	(1,221)	181
Equity	(Loss) Income from equity investments and associated derivatives	(18)	49	(21)	29
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	3	(6)	5	(15)
Other derivative contracts	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	4	45	(12)	45
	Total	$(522)	$(608)	$(615)	$520
The income related to each derivative risk category includes realized and unrealized gains and losses.
At March 31, 2021, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $46,394 million ($50,683 million at June 30, 2020), foreign exchange contracts was $19,502 million ($18,668 million at June 30, 2020) and interest rate and currency contracts was $46,385 million ($43,825 million at June 30, 2020).
At March 31, 2021, there were 152 equity contracts related to IFC’s loan and equity investment portfolio and 24 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (168 equity risk and 21 other contracts at June 30, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 64

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of March 31, 2021 and June 30, 2020 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at March 31, 2021. Valuations of equity investments at March 31, 2021 were higher than as of June 30, 2020 reflecting prevailing market conditions. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at March 31, 2021.
All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Corporate Portfolio Committee, a subcommittee of IFC’s management team, is also responsible for oversight of complex or high risk projects, Debt and Equity portfolio performance and asset allocation.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency under the oversight of the Corporate Risk Management department.
The significant unobservable input used in the fair value measurement of certain IFC local currency borrowings is the IFC yield curve in each currency which defines the discount curve. Increases (decreases) in yield curve in isolation would have resulted in a lower (higher) fair value measurement. The portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of OCI.
The significant unobservable inputs used in the fair value measurement of interest rate swaps are yield curve points. Increases (decreases) in yield curve points in isolation would have resulted in a lower (higher) fair value measurement. The significant unobservable inputs used in the fair value measurement of currency swaps are yield curve points and exchange rates. Increases (decreases) in yield curve points and local exchange rates against US$ in isolation would have resulted in a lower (higher) fair value measurement.
The significant unobservable inputs used in the fair value measurement of debt securities and loans are discount rates, valuation multiples, credit default spreads and recovery rates. Increases (decreases) in discount rates, credit default spreads in isolation would have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of the valuation multiples and recovery rates in isolation would have resulted in a higher (lower) fair value measurement.
The significant unobservable inputs used in the fair value measurement of equity securities and equity related derivatives are cost of equity, growth rates, return on assets, perpetual growth rates, discounts for lack of marketability, weighted average cost of capital, EV/EBITDA, price to book value and other valuation multiples and volatilities. Increases (decreases) in any of cost of equity, weighted average cost of capital and discount for lack of marketability in isolation could have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of growth rate, return on assets, perpetual growth rate, volatility, EV/EBITDA, price to book value and other multiples in isolation could have resulted in a higher (lower) fair value measurement.

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The methodologies used and key assumptions made to estimate fair values as of March 31, 2021, and June 30, 2020, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. US Treasuries and US Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Liquid assets classified as Level 3 as of March 31, 2021 ($329 million) and as of June 30, 2020 ($20 million) were fair valued based on non-quantitative unobservable valuation inputs. The valuation techniques for these liquid assets are presented in the table below.

March 31, 2021
	Valuation technique	Fair value (US$ millions)
Corporate debt securities	Dealer indicative price	$280
Government obligations	Dealer indicative price	49
Total		$329

June 30, 2020
	Valuation technique	Fair value (US$ millions)
Asset backed securities	Dealer indicative price	$20
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of March 31, 2021 and as of June 30, 2020 are presented below.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

March 31, 2021
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$17	Discount rate	12.5 - 30.0	17.8
	Market comparables	92	Valuation multiples [a]
	Recent transactions	195
	Other techniques	261
Total preferred shares		565
Other debt securities	Discounted cash flows	4,169	Credit default swap spreads	0.6 - 7.0	2.2
			Expected recovery rates	35.0 - 50.0	43.9
	Recent transactions	1,570
	Other techniques	481
Total other debt securities		6,220
Total		$6,785
________
a Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.

June 30, 2020
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$53	Discount rate	6.7 – 30.0	12.3
	Market comparables	216	Valuation multiples [a]
	Recent transactions	69
	Other techniques	52
Total preferred shares		390
Other debt securities	Discounted cash flows	3,883	Credit default swap spreads	0.8 – 18.9	2.9
			Expected recovery rates	35.0 – 85.0	47.8
	Recent transactions	1,151
	Other techniques	486
Total other debt securities		5,520
Total		$5,910
________
a Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of March 31, 2021, IFC had bond issuances with a total fair value of $73 million classified as level 3 in Costa Rican colon, Kazakhstan tenge and Uruguayan peso where the significant unobservable inputs were yield curve data. As of March 31, 2021, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 6.9% and the effective interest rate on short-term borrowings carried at amortized cost was 0.5%.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of March 31, 2021 and June 30, 2020 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

March 31, 2021
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$34	Volatilities	22.4 - 50.1	42.1
	Variable strike price options	98	Contractual strike price [a]
	Other	—
Interest rate and currency swap assets	Vanilla swaps	25	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(11)	Yield curve points, exchange rates
Total		$146
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2020
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$15	Volatilities	22.4 – 40.2	39.5
	Variable strike price options	134	Contractual strike price [a]
	Other	—
Interest rate and currency swap assets	Vanilla swaps	41	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(38)	Yield curve points, exchange rates
Total		$152
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided..

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of March 31, 2021 and June 30, 2020 are presented below.

March 31, 2021
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$606	Cost of equity (%)	9.7 - 23.6	12.7
Institutions			Asset growth rate (%)	(15.6) - 53.8	9.2
			Return on assets (%)	(7.7) - 7.1	1.2
			Perpetual growth rate (%)	2.6 - 14.0	4.8
	Market comparables	180	Price to book value	0.3 - 1.7	1.4
			EV/Sales	2.9 - 15.6	11.7
			Other valuation multiples [a]
	Listed price (adjusted)	281	Discount for lack of marketability (%)	*	35.0
	Recent transactions	296
	Other techniques	234
	Associated options [b]	22
Total banking and other financial institutions		1,619
Funds	Recent transactions	41
	Other techniques	7
Total funds		48
Others	Discounted cash flows	1,464	Weighted average cost of capital (%)	5.5. - 22.5	10.6
			Cost of equity (%)	9.6 - 25.2	12.6
	Market comparables	524	EV/EBITDA	3.8 - 19.0	12.9
			Price to book value	0.6 - 2.2	1.6
			Other valuation multiples [a]
	Recent transactions	468
	Other techniques	113
	Associated options [b]	77
Total others		2,646
Total		$4,313
_________
* No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2020
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$753	Cost of equity (%)	10.2 – 24.3	14.3
Institutions			Asset growth rate (%)	(19.4) – 146.0	7.0
			Return on assets (%)	(10.1) – 8.5	1.8
			Perpetual growth rate (%)	2.0 – 14.0	5.3
	Market comparables	50	Valuation multiples [a]
	Listed price (adjusted)	315	Discount for lack of marketability (%)	*	35.0
	Recent transactions	277
	Other techniques	227
	Associated options [b]	143
Total banking and other financial institutions		1,765
Funds	Recent transactions	112
	Other techniques	3
Total funds		115
Others	Discounted cash flows	1,385	Weighted average cost of capital (%)	7.3 – 22.5	11.0
			Cost of equity (%)	9.7 – 17.5	13.1
	Market comparables	498	EV/EBITDA	3.8 – 21.0	11.4
			Price to book value	0.6 – 2.1	1.0
			Other valuation multiples [a]
	Recent transactions	553
	Other techniques	106
	Associated options [b]	78
Total others		2,620
Total		$4,500
_________
* No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
a Includes price/book value ratio, price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at March 31, 2021 and June 30, 2020 are summarized below (US$ millions):

	March 31, 2021			June 30, 2020
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$48,909		$48,909	$46,201		$46,201
Investments:
Loans at amortized cost, net of reserve against losses	24,144		25,995	23,147		23,781
Loans accounted for at fair value under the Fair Value Option	1,287		1,287	955		955
Total loans	25,431		27,282	24,102		24,736
Equity investments accounted for at fair value	11,029	*	11,028	10,370	*	10,366
Debt securities accounted for at fair value as available-for-sale	3,303		3,303	3,687		3,687
Debt securities accounted for at fair value under the Fair Value Option	4,039		4,039	2,979		2,979
Total debt securities	7,342		7,342	6,666		6,666
Total investments	43,802		45,652	41,138		41,768
Derivative assets:
Borrowings-related	1,917		1,917	1,624		1,624
Liquid asset portfolio-related and other	455		455	230		230
Investment-related	1,589		1,589	1,815		1,815
Client risk management-related	440		440	645		645
Total derivative assets	4,401		4,401	4,314		4,314
Other investment-related financial assets	—		12	—		4
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$7,709		$7,709	$4,591		$4,591
Market, IBRD, IDA and other borrowings outstanding	54,192		54,231	55,486		55,514
Derivative liabilities:
Borrowings-related	2,983		2,983	2,867		2,867
Liquid asset portfolio-related and other	285		285	334		334
Investment-related	423		423	354		354
Client risk management-related	510		510	828		828
Total derivative liabilities	4,201		4,201	4,383		4,383
_________
* For $1 million as of March 31, 2021 ($4 million – June 30, 2020) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $35 million at March 31, 2021 ($41 million – June 30, 2020). Fair values of loan commitments are based on present value of loan commitment fees.

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value hierarchy
The following tables provide information as of March 31, 2021 and June 30, 2020, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	March 31, 2021
	Level 1	Level 2		Level 3		Total
Trading securities:
Asset-backed securities	$—	$4,777		$—		$4,777
Corporate debt securities	—	4,705		280		4,985
Government obligations	14,532	9,760		49		24,341
Total trading securities	14,532	19,242	**	329		34,103
Loans	—	—		1,273		1,273
Loans measured at net asset value [a]						14
Total Loans (Outstanding principal balance $1,364)	—	—		1,273		1,287
Equity investments:
Banking and other financial institutions	968	127		1,619		2,714
Funds	58	—		48		106
Others	974	56		2,646		3,676
Equity investments measured at net asset value [a]						4,532
Total equity investments	2,000	183		4,313		11,028
Debt securities:
Corporate debt securities	—	1,217		4,071		5,288
Preferred shares	—	—		565		565
Asset-backed securities	—	60		876		936
Other debt securities	—	—		—	*	—	*
Debt securities measured at net asset value [a]						553
Total debt securities	—	1,277		5,512		7,342
Derivative assets:
Interest rate	—	736		—		736
Foreign exchange	—	404		—		404
Interest rate and currency	—	3,077		25		3,102
Equity and other	—	—		137		137
Credit and Other derivative contracts	—	22		—		22
Total derivative assets	—	4,239		162		4,401
Total assets at fair value	$16,532	$24,941		$11,589		$58,161
Borrowings:
Structured bonds	$—	$6,026		$—		$6,026
Unstructured bonds	—	44,457		73		44,530
Total borrowings (outstanding principal balance $53,874 b)	—	50,483		73		50,556
Derivative liabilities:
Interest rate	—	918		—		918
Foreign exchange	—	119		—		119
Interest rate and currency	—	3,137		11		3,148
Equity and other	—	—		5		5
Credit and Other derivative contracts	—	11		—		11
Total derivative liabilities	—	4,185		16		4,201
Total liabilities at fair value	$—	$54,668		$89		$54,757
_________
* Less than $0.5 million.
** Includes securities priced at par plus accrued interest, which approximates fair value.
a In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
b Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,223 million, with a fair value of $1,892 million as of March 31, 2021.
Note: For the nine months ended March 31, 2021: There were no trading securities transferred from level 1 to level 2 and from level 2 to level 1. In addition, time deposits of $13,157 million are considered to be level 2 but not disclosed in this table.

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2020
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$5,102		$20	$5,122
Corporate debt securities	—	3,948		—	3,948
Government obligations	12,450	8,697		—	21,147
Money market funds	—	—		—	—
Total trading securities	12,450	17,747	*	20	30,217
Loans	—	—		942	942
Loans measured at net asset value [a]					13
Total Loans (Outstanding principal balance $1,113)	—	—		942	955
Equity investments:
Banking and other financial institutions	815	99		1,765	2,679
Funds	46	—		115	161
Others	1,089	40		2,620	3,749
Equity investments measured at net asset value [a]					3,777
Total equity investments	1,950	139		4,500	10,366
Debt securities:
Corporate debt securities	—	1,180		3,648	4,828
Preferred shares	—	—		390	390
Asset-backed securities	—	56		930	986
Other debt securities	—	—		—	—
Debt securities measured at net asset value [a]					462
Total debt securities	—	1,236		4,968	6,666
Derivative assets:
Interest rate	—	1,366		—	1,366
Foreign exchange	—	176		—	176
Interest rate and currency	—	2,536		41	2,577
Equity and other	—	—		153	153
Credit and Other derivative contracts	—	42		—	42
Total derivative assets	—	4,120		194	4,314
Total assets at fair value	$14,400	$23,242		$10,624	$52,518
Borrowings:
Structured bonds	$—	$5,863		$—	$5,863
Unstructured bonds	—	45,686		152	45,838
Total borrowings (outstanding principal balance $52,676 b)	—	51,549		152	51,701
Derivative liabilities:
Interest rate	—	1,052		—	1,052
Foreign exchange	—	123		—	123
Interest rate and currency	—	3,147		38	3,185
Equity and other	—	—		4	4
Credit and Other derivative contracts	—	19		—	19
Total derivative liabilities	—	4,341		42	4,383
Total liabilities at fair value	$—	$55,890		$194	$56,084
_________
* Includes securities priced at par plus accrued interest, which approximates fair value.
a In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
b Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4,736 million, with a fair value of $2,174 million as of June 30, 2020.
Note: For the year ended June 30, 2020: There were no trading securities transferred from level 1 to level 2 and from level 2 to level 1. Equity investments with fair value of $38 million were transferred from level 1 to level 2 and $125 million from level 2 to level 1 due to decrease/increase in market activities. There were no bonds issued by IFC transferred from level 1 to level 2 & from level 2 to level 1. In addition, time deposits of $14,218 million are considered to be level 2 but not disclosed in this table. .

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2021 and 2020 (US$ millions).

	Three months ended March 31, 2021
	Balance as of January 1, 2021		Net gains and losses (realized and unrealized) included in			Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2021		Net unrealized gains/losses included in net income related to assets / liabilities held at period end		Net unrealized gains/ losses included in other comprehensive income related to assets / liabilities held at period end
			Net Income		Other comprehensive income
Trading securities:
Asset-backed securities	$—		$—		$—	$—	$—	$—	$—		$—		$—
Corporate debt securities	—		(2)		—	282	—	—	280		(2)		—
Government and agency obligations	—		(1)		—	50	—	—	49		(1)		—
Total trading securities	—		(3)		—	332	—	—	329		(3)		—
Loans	1,179		(15)		—	109	—	—	1,273		(14)		—
Equity investments:
Banking and other financial institutions	1,649		(28)		—	2	—	(4)	1,619		(37)		—
Funds	26		—		—	22	—	—	48		—		—
Others	2,806		20		—	(150)	7	(37)	2,646		6		—
Total equity investments	4,481		(8)		—	(126)	7	(41)	4,313		(31)		—
Debt securities:
Corporate debt securities	3,622		(33)		(37)	88	526	(95)	4,071		(13)		(53)
Preferred shares	405		190		(3)	(27)	—	—	565		183		(1)
Asset-backed securities	949		(6)		(18)	(49)	—	—	876		(5)		(20)
Other debt securities	—	*	—	*	—	—	—	—	—	*	—	*	—
Total debt securities	4,976		151		(58)	12	526	(95)	5,512		165		(74)
Derivative assets:
Interest rate and currency	30		(6)		—	1	—	—	25		—		—
Equity and other	154		(15)		—	(2)	—	—	137		(17)		—
Total derivative assets	184		(21)		—	(1)	—	—	162		(17)		—
Total assets at fair value	$10,820		$104		$(58)	$326	$533	$(136)	$11,589		$100		$(74)
Borrowings:
Structured bonds	$—		$—		$—	$—	$—	$—	$—		$—		$—
Unstructured bonds	(56)		1		—	(37)	—	19	(73)		1		—
Total borrowings	(56)		1		—	(37)	—	19	(73)		1		—
Derivative liabilities:
Interest rate	—		—		—	—	—	—	—		—		—
Interest rate and currency	(18)		4		—	(1)	—	4	(11)		(1)		—
Equity and other	(6)		2		—	(1)	—	—	(5)		2		—
Total derivative liabilities	(24)		6		—	(2)	—	4	(16)		1		—
Total liabilities at fair value	$(80)		$7		$—	$(39)	$—	$23	$(89)		$2		$—
_________
* Less than $0.5 million.
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2021.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2021 beginning balance as of March 31, 2021.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2021
	Balance as of July 1 2020		Net gains and losses (realized and unrealized) included in			Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2021		Net unrealized gains/losses included in net income related to assets / liabilities held at period end		Net unrealized gains/losses included in other comprehensive income related to assets /liabilities held at period end
			Net Income		Other comprehensive income
Trading securities:
Asset-backed securities	$20		$2		$—	$87	$—	$(109)	$—		$—		$—
Corporate debt securities	—		(2)		—	282	—	—	280		(2)		—
Government and agency obligations	—		1		—	109	42	(103)	49		(1)		—
Total trading securities	20		1		—	478	42	(212)	329		(3)		—
Loans	942		94		—	237	—	—	1,273		94		—
Equity investments:
Banking and other financial institutions	1,765		191		—	(305)	6	(38)	1,619		248		—
Funds	115		(6)		—	(61)	—	—	48		(2)		—
Others	2,620		247		—	(146)	8	(83)	2,646		135		—
Total equity investments	4,500		432		—	(512)	14	(121)	4,313		381		—
Debt securities:
Corporate debt securities	3,648		68		92	168	943	(848)	4,071		115		58
Preferred shares	390		215		4	(44)	—	—	565		191		12
Asset-backed securities	930		21		(18)	(57)	—	—	876		15		(28)
Other debt securities	—	*	—	*	—	—	—	—	—	*	—	*	—
Total debt securities	4,968		304		78	67	943	(848)	5,512		321		42
Derivative assets:
Interest rate and currency	41		(16)		—	1	—	(1)	25		9		—
Equity and other	153		(16)		—	—	—	—	137		(16)		—
Total derivative assets	194		(32)		—	1	—	(1)	162		(7)		—
Total assets at fair value	$10,624		$799		$78	$271	$999	$(1,182)	$11,589		$786		$42
Borrowings:
Structured bonds	$—		$—		$—	$—	$—	$—	$—		$—		$—
Unstructured bonds	(152)		2		—	(37)	—	114	(73)		2		—
Total borrowings	(152)		2		—	(37)	—	114	(73)		2		—
Derivative liabilities:
Interest rate	—		—		—	—	—	—	—		—		—
Interest rate and currency	(38)		3		—	(4)	—	28	(11)		(8)		—
Equity and other	(4)		—		—	(1)	—	—	(5)		—		—
Total derivative liabilities	(42)		3		—	(5)	—	28	(16)		(8)		—
Total liabilities at fair value	$(194)		$5		$—	$(42)	$—	$142	$(89)		$(6)		$—
_________
* Less than $0.5 million.
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2021.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2020 beginning balance as of March 31, 2021.

INTERNATIONAL FINANCE CORPORATION	Page 75

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended March 31, 2020
	Balance as of January 1, 2020		Net gains and losses (realized and unrealized) included in			Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2020		Net unrealized gains/losses included in net income related to assets / liabilities held at period end
			Net Income		Other comprehensive income
Trading securities:
Asset-backed securities	$426		$(62)		$—	$146	$—	$(162)	$348		$(62)
Corporate debt securities	—		—		—	—	—	—	—		—
Government and agency obligations	—		—		—	—	—	—	—		—
Total trading securities	426		(62)		—	146	—	(162)	348		(62)
Loans	829		(163)		—	258	—	—	924		(153)
Equity investments:
Banking and other financial institutions	2,140		(564)		—	(4)	—	—	1,572		(711)
Funds	101		(1)		—	(43)	—	—	57		(1)
Others	3,226		(269)		—	(30)	—	—	2,927		(271)
Total equity investments	5,467		(834)		—	(77)	—	—	4,556		(983)
Debt securities:
Corporate debt securities	2,850		(131)		(219)	174	378	(50)	3,002		(102)
Preferred shares	400		(17)		(13)	2	—	—	372		(17)
Asset-backed securities	1,040		(31)		(19)	7	—	(59)	938		(27)
Other debt securities	—	*	—	*	—	—	—	—	—	*	—
Total debt securities	4,290		(179)		(251)	183	378	(109)	4,312		(146)
Derivative assets:
Interest rate and currency	35		15		—	—	11	(11)	50		17
Equity and other	125		39		—	—	—	—	164		39
Total derivative assets	160		54		—	—	11	(11)	214		56
Total assets at fair value	$11,172		$(1,184)		$(251)	$510	$389	$(282)	$10,354		$(1,288)
Borrowings:
Structured bonds	$—		$—		$—	$—	$—	$—	$—		$—
Unstructured bonds	(191)		35		—	(11)	—	48	(119)		35
Total borrowings	(191)		35		—	(11)	—	48	(119)		35
Derivative liabilities:
Interest rate	—		—		—	—	—	—	—		—
Interest rate and currency	(25)		(7)		—	—	(28)	28	(32)		(5)
Equity and other	(7)		3		—	1	—	—	(3)		3
Total derivative liabilities	(32)		(4)		—	1	(28)	28	(35)		(2)
Total liabilities at fair value	$(223)		$31		$—	$(10)	$(28)	$76	$(154)		$33
_________
* Less than $0.5 million.
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2020.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2020 beginning balance as of March 31, 2020.

INTERNATIONAL FINANCE CORPORATION	Page 76

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2020
	Balance as of July 1, 2019		Net gains and losses (realized and unrealized) included in			Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2020		Net unrealized gains/losses included in net income related to assets / liabilities held at period end
			Net Income		Other comprehensive income
Trading securities:
Asset-backed securities	$1		$(59)		$—	$486	$83	$(163)	$348		$(44)
Corporate debt securities	—		—		—	—	—	—	—		—
Government and agency obligations	—		—		—	—	—	—	—		—
Total trading securities	1		(59)		—	486	83	(163)	348		(44)
Loans	850		(129)		—	203	—	—	924		(126)
Equity investments:
Banking and other financial institutions	2,422		(598)		—	(247)	60	(65)	1,572		(699)
Funds	61		(1)		—	(3)	—	—	57		—
Others	3,605		(225)		—	(437)	—	(16)	2,927		(314)
Total equity investments	6,088		(824)		—	(687)	60	(81)	4,556		(1,013)
Debt securities:
Corporate debt securities	2,994		(175)		(183)	623	482	(739)	3,002		(114)
Preferred shares	495		(25)		(27)	(71)	—	—	372		(31)
Asset-backed securities	887		(88)		9	132	57	(59)	938		(41)
Other debt securities	—	*	—	*	—	—	—	—	—	*	—
Total debt securities	4,376		(288)		(201)	684	539	(798)	4,312		(186)
Derivative assets:
Interest rate and currency	15		14		—	1	35	(15)	50		17
Equity and other	161		6		—	(3)	—	—	164		6
Total derivative assets	176		20		—	(2)	35	(15)	214		23
Total assets at fair value	$11,491		$(1,280)		$(201)	$684	$717	$(1,057)	$10,354		$(1,346)
Borrowings:
Structured bonds	$—		$—		$—	$—	$—	$—	$—		$—
Unstructured bonds	(83)		39		—	(97)	(60)	82	(119)		39
Total borrowings	(83)		39		—	(97)	(60)	82	(119)		39
Derivative liabilities:
Interest rate	—		—		—	—	—	—	—		—
Interest rate and currency	(2)		(7)		—	(2)	(54)	33	(32)		(8)
Equity and other	(11)		7		—	1	—	—	(3)		7
Total derivative liabilities	(13)		—		—	(1)	(54)	33	(35)		(1)
Total liabilities at fair value	$(96)		$39		$—	$(98)	$(114)	$115	$(154)		$38
_________
* Less than $0.5 million.
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2020.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2019 beginning balance as of March 31, 2020.

INTERNATIONAL FINANCE CORPORATION	Page 77

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2021 and 2020 (US$ millions).

	Three months ended March 31, 2021
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate debt securities	282	—	—	—	282
Government and agency obligations	50	—	—	—	50
Total trading securities	332	—	—	—	332
Loans	—	—	130	(21)	109
Equity investments:
Banking and other financial institutions	26	(24)	—	—	2
Funds	17	(1)	—	6	22
Others	25	(154)	—	(21)	(150)
Total equity investments	68	(179)	—	(15)	(126)
Debt securities:
Corporate debt securities	296	(44)	—	(164)	88
Preferred shares	9	(57)	—	21	(27)
Asset-backed securities	3	—	—	(52)	(49)
Total debt securities	308	(101)	—	(195)	12
Derivative assets:
Interest rate and currency	—	—	—	1	1
Equity and other	—	—	—	(2)	(2)
Total derivative assets	—	—	—	(1)	(1)
Total assets at fair value	$708	$(280)	$130	$(232)	$326
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(37)	—	(37)
Total Borrowings	—	—	(37)	—	(37)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(2)	1	(1)
Equity and other	—	—	—	(1)	(1)
Total derivative liabilities	—	—	(2)	—	(2)
Total liabilities at fair value	$—	$—	$(39)	$—	$(39)

INTERNATIONAL FINANCE CORPORATION	Page 78

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2021
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$109	$(17)	$—	$(5)	$87
Corporate debt securities	282	—	—	—	282
Government and agency obligations	109	—	—	—	109
Total trading securities	500	(17)	—	(5)	478
Loans	—	(14)	329	(78)	237
Equity investments:
Banking and other financial institutions	55	(363)	—	3	(305)
Funds	83	(1)	—	(143)	(61)
Others	136	(237)	—	(45)	(146)
Total equity investments	274	(601)	—	(185)	(512)
Debt securities:
Corporate debt securities	661	(132)	—	(361)	168
Preferred shares	21	(77)	—	12	(44)
Asset-backed securities	75	—	—	(132)	(57)
Total debt securities	757	(209)	—	(481)	67
Derivative assets:
Interest rate and currency	—	—	2	(1)	1
Equity and other	—	—	—	—	—
Total derivative assets	—	—	2	(1)	1
Total assets at fair value	$1,531	$(841)	$331	$(750)	$271
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(37)	—	(37)
Total Borrowings	—	—	(37)	—	(37)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(3)	(1)	(4)
Equity and other	—	—	—	(1)	(1)
Total derivative liabilities	—	—	(3)	(2)	(5)
Total liabilities at fair value	$—	$—	$(40)	$(2)	$(42)

INTERNATIONAL FINANCE CORPORATION	Page 79

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended March 31, 2020
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$171	$—	$—	$(25)	$146
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	171	—	—	(25)	146
Loans	—	—	339	(81)	258
Equity investments:
Banking and other financial institutions	5	(4)	—	(5)	(4)
Funds	14	—	—	(57)	(43)
Others	53	(42)	—	(41)	(30)
Total equity investments	72	(46)	—	(103)	(77)
Debt securities:
Corporate debt securities	250	—	—	(76)	174
Preferred shares	1	(3)	—	4	2
Asset-backed securities	34	—	—	(27)	7
Total debt securities	285	(3)	—	(99)	183
Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative assets	—	—	—	—	—
Total assets at fair value	$528	$(49)	$339	$(308)	$510
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(11)	—	(11)
Total Borrowings	—	—	(11)	—	(11)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	1	1
Total derivative liabilities	—	—	—	1	1
Total liabilities at fair value	$—	$—	$(11)	$1	$(10)

INTERNATIONAL FINANCE CORPORATION	Page 80

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2020
	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$550	$(40)	$—	$(25)	$485
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	550	(40)	—	(25)	485
Loans	—	—	532	(329)	203
Equity investments:
Banking and other financial institutions	63	(220)	—	(90)	(247)
Funds	107	—	—	(110)	(3)
Others	162	(573)	—	(26)	(437)
Total equity investments	332	(793)	—	(226)	(687)
Debt securities:
Corporate debt securities	815	—	—	(192)	623
Preferred shares	2	(52)	—	(21)	(71)
Asset-backed securities	204	(1)	—	(71)	132
Total debt securities	1,021	(53)	—	(284)	684
Derivative assets:
Interest rate and currency	—	—	1	—	1
Equity and other	—	—	—	(3)	(3)
Total derivative assets	—	—	1	(3)	(2)
Total assets at fair value	$1,903	$(886)	$533	$(867)	$683
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(97)	—	(97)
Total Borrowings	—	—	(97)	—	(97)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(2)	—	(2)
Equity and other	—	—	—	1	1
Total derivative liabilities	—	—	(2)	1	(1)
Total liabilities at fair value	$—	$—	$(99)	$1	$(98)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 81

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING
For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s condensed consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three and nine months ended March 31, 2021 and March 31, 2020, is provided below (US$ millions):

	Three months ended March 31, 2021
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$257	$—	$—	$257
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	33	—	—	33
Income from equity investments and associated derivatives	398	—	—	398
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	121	—	—	121
Income from liquid asset trading activities	—	78	—	78
Charges on borrowings	(47)	(22)	—	(69)
Advisory services income	—	—	58	58
Service fees and other income	69	—	—	69
Administrative expenses	(273)	(11)	(34)	(318)
Advisory services expenses	—	—	(64)	(64)
Expense from pension and other postretirement benefit plans	(10)	—	(4)	(14)
Foreign currency transaction gains and losses on non-trading activities	(9)	—	—	(9)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	539	45	(44)	540
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	373	(3)	—	370
Net income (loss)	$912	$42	$(44)	$910

INTERNATIONAL FINANCE CORPORATION	Page 82

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	Nine months ended March 31, 2021
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$845	$—	$—	$845
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	190	—	—	190
Income from equity investments and associated derivatives	1,967	—	—	1,967
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	257	—	—	257
Income from liquid asset trading activities	—	283	—	283
Charges on borrowings	(179)	(90)	—	(269)
Advisory services income	—	—	165	165
Service fees and other income	248	—	—	248
Administrative expenses	(858)	(32)	(99)	(989)
Advisory services expenses	—	—	(184)	(184)
Expense from pension and other postretirement benefit plans	(30)	(2)	(10)	(42)
Foreign currency transaction gains and losses on non-trading activities	(134)	—	—	(134)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	2,306	159	(128)	2,337
Net unrealized gains on non-trading financial instruments accounted for at fair value	649	56	—	705
Net income (loss)	$2,955	$215	$(128)	$3,042

	Three months ended March 31, 2020
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$355	$—	$—	$355
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(302)	—	—	(302)
Loss from equity investments and associated derivatives	(1,910)	—	—	(1,910)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	62	—	—	62
Income from liquid asset trading activities	—	247	—	247
Charges on borrowings	(157)	(129)	—	(286)
Advisory services income	—	—	75	75
Service fees and other income	22	—	—	22
Administrative expenses	(235)	(9)	(35)	(279)
Advisory services expenses	—	—	(79)	(79)
Expense from pension and other postretirement benefit plans	(3)	—	(2)	(5)
Other expenses	(9)	—	—	(9)
Foreign currency transaction gains and losses on non-trading activities	220	—	—	220
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(1,957)	109	(41)	(1,889)
Net unrealized losses on non-trading financial instruments accounted for at fair value	(508)	(157)	—	(665)
Net loss	$(2,465)	$(48)	$(41)	$(2,554)

INTERNATIONAL FINANCE CORPORATION	Page 83

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	Nine months ended March 31, 2020
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,162	$—	$—	$1,162
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(511)	—	—	(511)
Loss from equity investments and associated derivatives	(1,624)	—	—	(1,624)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	163	—	—	163
Income from liquid asset trading activities	—	781	—	781
Charges on borrowings	(530)	(439)	—	(969)
Advisory services income	—	—	211	211
Service fees and other income	160	—	—	160
Administrative expenses	(832)	(28)	(102)	(962)
Advisory services expenses	—	—	(230)	(230)
Expense from pension and other postretirement benefit plans	(9)	(1)	(4)	(14)
Other expenses	(21)	—	—	(21)
Foreign currency transaction gains and losses on non-trading activities	243	—	—	243
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(1,799)	313	(125)	(1,611)
Net unrealized losses on non-trading financial instruments accounted for at fair value	(521)	(143)	—	(664)
Net (loss) income	$(2,320)	$170	$(125)	$(2,275)
.

NOTE M – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 215 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at March 31, 2021 (214 investments – June 30, 2020).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $28,954 million at March 31, 2021 ($30,736 million – June 30, 2020). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,578 million at March 31, 2021 ($5,510 million – June 30, 2020).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $120 million are included in "Receivables and other assets" on IFC's condensed consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION	Page 84

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)
The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at March 31, 2021 and June 30, 2020 is as follows (US$ millions):

	March 31, 2021
	Loans		Equity investments		Debt securities		Risk management	Total
Asia
Manufacturing, agribusiness and services	$80		$27		$140		$—	$247
Financial markets	80		102		43		—	225
Infrastructure and natural resources	391		91		36		23	541
Disruptive technologies and funds	6		295		—		—	301
Total Asia	557		515		219		23	1,314
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	65		47		97		—	209
Financial markets	112		—	*	238		—	350
Infrastructure and natural resources	493		73		19		93	678
Disruptive technologies and funds	—		91		—		—	91
Total Europe, Middle East and North Africa	670		211		354		93	1,328
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	27		72		—	*	—	99
Financial markets	178		135		142		—	455
Infrastructure and natural resources	883		293		12		127	1,315
Disruptive technologies and funds	—		363		—	*	—	363
Total Sub-Saharan Africa, Latin America and Caribbean	1,088		863		154		127	2,232
Other
Financial markets	224		93		252		6	575
Infrastructure and natural resources	76		9		—		—	85
Disruptive technologies and funds	—	*	44		—		—	44
Total Other	300		146		252		6	704
Maximum exposure to VIEs	$2,615		$1,735		$979		$249	$5,578
of which:
Carrying value	$1,995		$1,038		$891		$196	$4,120
Committed but not disbursed	$620		$697		$88		$53	$1,458
________
* Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 85

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2020
	Loans		Equity investments	Debt securities		Risk management	Total
Asia
Manufacturing, agribusiness and services	$159		$24	$18		$—	$201
Financial markets	163		100	—		—	263
Infrastructure and natural resources	427		97	15		28	567
Disruptive technologies and funds	6		271	—		—	277
Total Asia	755		492	33		28	1,308
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	218		59	—		—	277
Financial markets	174		—	25		—	199
Infrastructure and natural resources	546		70	16		163	795
Disruptive technologies and funds	—		81	—		—	81
Total Europe, Middle East and North Africa	938		210	41		163	1,352
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	29		82	—	*	—	111
Financial markets	219		45	31		—	295
Infrastructure and natural resources	887		370	—		210	1,467
Disruptive technologies and funds	—		227	—		—	227
Total Sub-Saharan Africa, Latin America and Caribbean	1,135		724	31		210	2,100
Other
Financial markets	472		86	—		6	564
Infrastructure and natural resources	135		7	—		—	142
Disruptive technologies and funds	—	*	44	—		—	44
Total Other	607		137	—		6	750
Maximum exposure to VIEs	$3,435		$1,563	$105		$407	$5,510
of which:
Carrying value	$2,702		$1,011	$104		$356	$4,173
Committed but not disbursed	$733		$552	$1		$51	$1,337
_________
* Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 86

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE N – ADVISORY SERVICES
IFC provides advisory services to government and private sector clients directly and in partnership with IBRD. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services. IFC administers development partner funds through trust funds in accordance with donor administration agreements.
As of March 31, 2021, other assets include undisbursed donor funds of $614 million ($551 million – June 30, 2020) and IFC’s advisory services funding of $333 million ($284 million – June 30, 2020). Included in other liabilities as of March 31, 2021 is $614 million ($551 million – June 30, 2020) of refundable undisbursed donor funds.
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2021 and 2020 (US$ millions). For the three and nine months ended March 31, 2021 and 2020, the service cost of $75 million and $225 million ($67 million and $202 million) are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other” in the condensed consolidated statement of operations.

	Three months ended March 31,
	2021						2020
	SRP	RSBP		PEBP		Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$53	$12		$10		$75	$47	$11	$9	$67
Other components:
Interest cost	37	6		5		48	41	7	6	54
Expected return on plan assets	(51)	(9)		—		(60)	(53)	(10)	—	(63)
Amortization of unrecognized prior service cost	1	—	*	—	*	1	1	1	—	2
Amortization of unrecognized net actuarial losses	19	1		5		25	4	—	8	12
Sub total	6	(2)		10		14	(7)	(2)	14	5
Net periodic pension cost	$59	$10		$20		$89	$40	$9	$23	$72
_________
* Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 87

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	Nine months ended March 31,
	2021				2020
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$158	$36	$31	$225	$142	$32	$28	$202
Other components:
Interest cost	110	18	15	143	123	20	19	162
Expected return on plan assets	(152)	(27)	—	(179)	(160)	(29)	—	(189)
Amortization of unrecognized prior service cost	1	2	1	4	1	2	1	4
Amortization of unrecognized net actuarial losses	57	2	15	74	15	—	22	37
Sub total	16	(5)	31	42	(21)	(7)	42	14
Net periodic pension cost	$174	$31	$62	$267	$121	$25	$70	$216

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below (US$ millions). The gross and net positions include derivative assets of $581 million and derivative liabilities of $61 million as of March 31, 2021, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

March 31, 2021
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,834	*	$2,919	$924	***	$991
Resale agreements	—		—	—		—
Total assets	$4,834		$2,919	$924		$991

March 31, 2021
Liabilities	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,427	**	$2,919	$1,013	$495
Repurchase and securities lending agreements	6,766		6,763	—	3
Total liabilities	$11,193		$9,682	$1,013	$498

INTERNATIONAL FINANCE CORPORATION	Page 88

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

June 30, 2020
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,870	*	$3,033	$592	***	$1,245
Resale agreements	—		—	—		—
Total assets	$4,870		$3,033	$592		$1,245

June 30, 2020
Liabilities	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,702	**	$3,033	$1,181	$488
Repurchase and securities lending agreements	3,994		3,994	—	—
Total liabilities	$8,696		$7,027	$1,181	$488
_________
* Includes accrued income of $433 million and $556 million as of March 31, 2021 and June 30, 2020 respectively.
** Includes accrued charges of $226 million and $319 million as of March 31, 2021 and June 30, 2020 respectively.
*** Includes cash collateral of $884 million and $577 million as of March 31, 2021 and June 30, 2020 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of March 31, 2021, $1,064 million of cash collateral was posted under CSAs ($1,221 million June 30, 2020). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of March 31, 2021, IFC had $943 million ($597 million at June 30, 2020) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of March 31, 2021, all of which may be rehypothecated was $41 million ($24 million – June 30, 2020). As of March 31, 2021, $0 of such collateral was rehypothecated under securities lending agreements ($0 – June 30, 2020).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At March 31, 2021, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,908 million ($2,994 million – June 30, 2020) (at June 30, 2020, trading securities with a carrying amount (fair value) of $0 were pledged to secure this program).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $23 million at March 31, 2021 ($6 million at June 30, 2020). At March 31, 2021, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $22 million would be required to be posted against net liability positions with counterparties at March 31, 2021 ($0 at June 30, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 89

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of March 31, 2021, was $0 ($0 – June 30, 2020).
The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of March 31, 2021 and June 30, 2020 (US$ millions):

	Remaining Contractual Maturity of the Agreements – March 31, 2021
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$111	$2,071	$3,487	$1,097	$6,766
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	111	2,071	3,487	1,097	6,766
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions [a]	$111	$2,071	$3,487	$1,097	$6,766
_________
a Includes accrued interest.

	Remaining Contractual Maturity of the Agreements – June 30, 2020
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$250	$998	$1,254	$1,493	$3,995
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	250	998	1,254	1,493	3,995
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions [a]	$250	$998	$1,254	$1,493	$3,995
_________
a Includes accrued interest.
As of both March 31, 2021 and June 30, 2020, IFC has no repurchase-to-maturity transactions outstanding.

INTERNATIONAL FINANCE CORPORATION	Page 90

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE Q – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by providing grants to IDA (see Note H – Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table (US$ millions):

	March 31, 2021			June 30, 2020
	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Payables	$(24)	$—	$(24)	$(63)	$—	$(63)
PSW – Local Currency Facility	—	4	4	—	7	7
PSW – Blended Finance Facility	—	(19)	(19)	—	(7)	(7)
Borrowings	—	(482)	(482)	—	(621)	(621)
Pension and Other Postretirement Benefits	568	—	568	477	—	477
Share of Investments [a]	168	—	168	140	—	140
	$712	$(497)	$215	$554	$(621)	$(67)
_________
a Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
The receivables from (payables to) these related parties are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Receivable for pension and other postretirement benefits, and shares of investments	Receivables and other assets
Payable for services and support	Payables and other liabilities
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the three and nine months ended March 31, 2021, were $35 million and $104 million ($36 million and $98 million – for the three and nine months ended March 31, 2020). Other chargebacks include $7 million and $15 million for the three and nine months ended March 31, 2021 ($5 million and $14 million – for the three and nine months ended March 31, 2020).
IDA Private Sector Window (IDA-PSW)
As part of the IDA 18 Replenishment, a $2.5 billion IDA-PSW has been created to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected states. Under the fee arrangement for the IDA-PSW, IDA will receive a fee for transactions executed under this window and will reimburse IFC and MIGA for the related costs incurred in administering transactions below.
IDA-PSW transactions (in US$ millions)

Facility	USD Notional	Net Asset/(Liability) position	Description	Balance Sheet Location
Local currency	75	4	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities

Facility	Commitments	Net Asset/(Liability) position	Description	Balance Sheet Location
Blended Finance	96	(19)	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities
Blended Finance	812*		Guarantee from IDA that shares the first loss to support IFC's Guarantee Programs in IDA-PSW eligible countries	Off-balance sheet item
_________
* Includes $297 million that has been approved but not committed as of March 31, 2021.
Borrowings
During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
IFC has investments where IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence, and equity interests in private equity funds. However, IFC’s transactions with its investment affiliates are limited to IFC’s equity and debt investments and disclosed in other footnotes.
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other postretirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.
NOTE R – SUBSEQUENT EVENTS
The fair value of IFC’s listed equity investments is based on market prices of such investments as of March 31, 2021. Changes in market prices subsequent to March 31, 2021 will be reported in the period in which such change occurs.
NOTE S – CONTINGENCIES
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Directors
International Finance Corporation:
We have reviewed the accompanying condensed consolidated balance sheet of International Finance Corporation and its subsidiaries (“IFC”) as of March 31, 2021, and the related condensed consolidated statements of operations and comprehensive income (loss) for the three-month and nine-month periods ended March 31, 2021 and 2020, and changes in capital and cash flows for the nine-month periods ended March 31, 2021 and 2020 (the "interim financial information").
Management’s Responsibility for the Interim Financial Information
IFC’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.
Auditors’ Responsibility
Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.
Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.
Report on Condensed Consolidated Balance Sheet as of June 30, 2020
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 7, 2020. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2020, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

May 13, 2021

INTERNATIONAL FINANCE CORPORATION	Page 92

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2020
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
21_15XXXXX	AUD	75,000,000	53,853,750	1.25	06-Aug-20
21_16XXXXX	AUD	25,000,000	17,951,250	1.25	06-Aug-20
21_19XXXXX	AUD	25,000,000	17,930,000	1.25	13-Aug-20
21_39XXXXX	AUD	860,000	612,320	1.80	29-Sep-20
	Sum Of Notional	125,860,000	90,347,320
21_38XXXXX	AZN	21,100,000	12,419,070	7.50	24-Sep-20
	Sum Of Notional	21,100,000	12,419,070
21_04XXXXX	BRL	30,000,000	5,586,488	4.25	16-Jul-20
21_32XXXXX	BRL	30,000,000	5,363,464	—	24-Sep-20
	Sum Of Notional	60,000,000	10,949,952
21_31XXXXX	CAD	500,000,000	379,881,477	0.63	16-Sep-20
	Sum Of Notional	500,000,000	379,881,477
21_05XXXXX	CNY	38,500,000	5,501,218	1.50	17-Jul-20
21_07XXXXX	CNY	35,000,000	4,998,893	1.25	28-Jul-20
21_36XXXXX	CNY	250,000,000	36,990,457	2.55	16-Sep-20
	Sum Of Notional	323,500,000	47,490,568
21_23XXXXX	COP	125,000,000,000	32,860,147	3.75	21-Aug-20
	Sum Of Notional	125,000,000,000	32,860,147
21_10XXXXX	HKD	100,000,000	12,902,810	0.25	28-Jul-20
21_13XXXXX	HKD	100,000,000	12,902,976	0.28	30-Jul-20
21_26XXXXX	HKD	300,000,000	38,708,928	0.18	28-Aug-20
	Sum Of Notional	500,000,000	64,514,714
20_202XXXX	JPY	500,000,000	4,651,379	3.22	01-Jul-20
20_211XXXX	JPY	100,000,000	931,489	4.40	09-Jul-20
20_210XXXX	JPY	200,000,000	1,862,197	1.80	14-Jul-20
21_02XXXXX	JPY	100,000,000	949,893	1.67	27-Jul-20
21_08XXXXX	JPY	273,000,000	2,600,000	2.70	29-Jul-20
21_22XXXXX	JPY	1,963,000,000	18,472,686	2.30	26-Aug-20
21_17XXXXX	JPY	994,000,000	9,369,845	3.00	27-Aug-20
21_24XXXXX	JPY	411,000,000	3,874,252	2.20	27-Aug-20
21_34XXXXX	JPY	1,994,000,000	18,883,470	3.00	29-Sep-20
21_40XXXXX	JPY	296,000,000	2,803,163	2.00	29-Sep-20
	Sum Of Notional	6,831,000,000	64,398,374
20_212XXXX	MXN	150,000,000	6,595,726	—	10-Jul-20
21_14XXXXX	MXN	130,000,000	5,763,305	5.13	05-Aug-20
21_35XXXXX	MXN	2,000,000,000	95,275,752	—	15-Sep-20
	Sum Of Notional	2,280,000,000	107,634,783
21_30XXXXX	NZD	400,000,000	267,040,000	0.38	10-Sep-20
21_41XXXXX	NZD	425,000,000	279,650,000	0.38	30-Sep-20
	Sum Of Notional	825,000,000	546,690,000

INTERNATIONAL FINANCE CORPORATION	Page 93

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2020
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
21_11XXXXX	RUB	500,000,000	6,927,607	5.25	28-Jul-20
21_12XXXXX	RUB	500,000,000	6,927,606	6.38	28-Jul-20
21_33XXXXX	RUB	2,500,000,000	33,225,903	—	14-Sep-20
21_42XXXXX	RUB	750,000,000	9,733,939	5.25	24-Sep-20
	Sum Of Notional	4,250,000,000	56,815,055
21_37XXXXX	SEK	250,000,000	28,341,137	0.75	17-Sep-20
	Sum Of Notional	250,000,000	28,341,137
21_01XXXXX	USD	4,700,000	4,700,000	0.25	14-Jul-20
21_06XXXXX	USD	2,000,000,000	2,000,000,000	0.38	16-Jul-20
21_03XXXXX	USD	30,000,000	30,000,000	0.38	17-Jul-20
21_09XXXXX	USD	1,370,000	1,370,000	2.40	29-Jul-20
21_25XXXXX	USD	1,000,000,000	1,000,000,000	0.75	27-Aug-20
21_21XXXXX	USD	18,940,000	18,940,000	0.25	28-Aug-20
21_20XXXXX	USD	20,000,000	20,000,000	1.01	01-Sep-20
21_29XXXXX	USD	20,000,000	20,000,000	0.20	04-Sep-20
21_28XXXXX	USD	15,000,000	15,000,000	0.35	08-Sep-20
21_27XXXXX	USD	108,240,000	108,240,000	3.34	09-Sep-20
	Sum Of Notional	3,218,250,000	3,218,250,000
21_18XXXXX	ZAR	240,000,000	13,740,982	3.40	14-Aug-20
	Sum Of Notional	240,000,000	13,740,982

TOTAL NEW MARKET BORROWINGS			4,674,333,580

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
11_03XXXXX	AUD	500,000,000	357,325,000	5.75	28-Jul-20
11_38XXXXX	AUD	400,000,000	285,860,000	5.75	28-Jul-20
12_49XXXXX	AUD	300,000,000	214,395,000	5.75	28-Jul-20
20_183_B1X	AUD	1,290,000	921,899	2.20	28-Jul-20
	Sum Of Notional	1,201,290,000	858,501,899
15_189XXXX	BRL	24,500,000	4,630,373	9.75	05-Aug-20
17_282XXXX	BRL	21,800,000	4,119,815	6.40	06-Aug-20
16_125_B3X	BRL	20,000,000	3,575,643	—	24-Sep-20
17_11_B3XX	BRL	25,000,000	4,469,553	—	24-Sep-20
17_46_B2XX	BRL	21,000,000	3,754,425	6.50	24-Sep-20
	Sum Of Notional	112,300,000	20,549,809
16_37XXXXX	COP	19,000,000,000	5,114,243	5.27	18-Sep-20
16_79XXXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
17_217XXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
17_231XXXX	COP	8,000,000,000	2,153,365	5.27	18-Sep-20
17_243XXXX	COP	4,000,000,000	1,076,683	5.27	18-Sep-20
17_253XXXX	COP	3,600,000,000	969,014	5.27	18-Sep-20

INTERNATIONAL FINANCE CORPORATION	Page 94

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2020
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_566XXXX	COP	5,000,000,000	1,345,853	5.27	18-Sep-20
17_598XXXX	COP	3,050,000,000	820,971	5.27	18-Sep-20
17_626XXXX	COP	5,000,000,000	1,345,853	5.27	18-Sep-20
17_645XXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
17_676XXXX	COP	4,000,000,000	1,076,683	5.27	18-Sep-20
18_290XXXX	COP	5,000,000,000	1,345,853	5.27	18-Sep-20
18_42XXXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
18_83XXXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
	Sum Of Notional	71,650,000,000	19,286,079
16_42XXXXX	CRC	1,500,000,000	2,489,461	6.75	25-Sep-20
	Sum Of Notional	1,500,000,000	2,489,461
17_500XXXX	DOP	25,714,285	440,842	8.75	21-Jul-20
17_501XXXX	DOP	49,986	857	8.75	21-Jul-20
	Sum Of Notional	25,764,271	441,699
18_56XXXXX	GBP	150,000,000	195,877,500	0.33	08-Sep-20
	Sum Of Notional	150,000,000	195,877,500
20_17XXXXX	HKD	100,000,000	12,902,643	1.73	13-Aug-20
	Sum Of Notional	100,000,000	12,902,643
15_510_B1X	INR	4,650,000,000	62,306,131	6.30	21-Jul-20
15_510_B2X	INR	1,350,000,000	18,088,877	6.30	21-Jul-20
16_522XXXX	INR	3,150,000,000	42,036,151	6.45	10-Aug-20
	Sum Of Notional	9,150,000,000	122,431,159
20_174_B1X	JPY	500,000,000	4,655,493	0.10	14-Jul-20
20_182_B1X	JPY	153,000,000	1,454,165	2.90	28-Jul-20
16_01XXXXX	JPY	1,490,000,000	14,176,300	0.50	30-Jul-20
20_138_B1X	JPY	308,000,000	2,900,735	2.75	04-Sep-20
	Sum Of Notional	2,451,000,000	23,186,693
19_519XXXX	KZT	659,769,257	1,589,786	8.30	20-Jul-20
19_547XXXX	KZT	250,733,389	594,240	8.30	18-Sep-20
	Sum Of Notional	910,502,646	2,184,026
17_283XXXX	MXN	97,180,000	4,302,284	4.96	06-Aug-20
	Sum Of Notional	97,180,000	4,302,284
20_193XXXX	NOK	1,083,900,000	120,134,332	3.58	08-Sep-20
	Sum Of Notional	1,083,900,000	120,134,332
18_36YYYYY	NZD	2,250,000	1,486,350	1.60	11-Aug-20
	Sum Of Notional	2,250,000	1,486,350
18_05XXXXX	PEN	175,000,000	49,934,372	4.25	13-Jul-20
	Sum Of Notional	175,000,000	49,934,372
18_718_1XX	PHP	165,641,920	3,422,990	6.34	18-Sep-20
	Sum Of Notional	165,641,920	3,422,990

INTERNATIONAL FINANCE CORPORATION	Page 95

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2020
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_71XXXXX	RUB	200,000,000	2,659,532	5.50	10-Sep-20
	Sum Of Notional	200,000,000	2,659,532
19_24XXXXX	TRY	2,840,000	413,626	17.72	10-Jul-20
18_374XXXX	TRY	20,000,000	2,913,222	15.00	13-Jul-20
18_365XXXX	TRY	31,000,000	4,441,388	—	30-Jul-20
19_03XXXXX	TRY	4,000,000	550,396	15.15	20-Aug-20
18_149XXXX	TRY	25,000,000	3,389,808	—	24-Aug-20
18_167XXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
18_248XXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
18_334XXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
18_350XXXX	TRY	25,000,000	3,389,808	—	24-Aug-20
18_58XXXXX	TRY	200,000,000	27,118,460	—	24-Aug-20
19_08XXXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
19_12XXXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
19_15XXXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
	Sum Of Notional	607,840,000.00	82,894,398
16_207_B1X	USD	100,000,000	100,000,000	3.00	07-Jul-20
17_284YYYY	USD	2,500,000	2,500,000	5.15	07-Jul-20
19_30_B1XX	USD	1,119,000	1,119,000	2.75	15-Jul-20
16_05XXXXX	USD	2,250,000,000	2,250,000,000	1.63	16-Jul-20
20_119_B1X	USD	4,700,000	4,700,000	1.65	17-Jul-20
19_17XXXXX	USD	25,000,000	25,000,000	2.69	20-Jul-20
17_12_B1XX	USD	50,000,000	50,000,000	4.20	27-Jul-20
17_17_B1XX	USD	50,000,000	50,000,000	2.90	27-Jul-20
19_104XXXX	USD	14,392,000	14,392,000	2.98	17-Aug-20
19_50_B1XX	USD	8,032,000	8,032,000	2.75	17-Aug-20
18_44XXXXX	USD	25,000,000	25,000,000	1.62	28-Aug-20
19_60XXXXX	USD	55,000,000	55,000,000	2.75	08-Sep-20
16_40XXXXX	USD	50,000,000	50,000,000	0.64	14-Sep-20
19_561_B1X	USD	1,580,000	1,580,000	8.00	14-Sep-20
20_100XXXX	USD	50,000,000	50,000,000	0.21	25-Sep-20
	Sum Of Notional	2,687,323,000	2,687,323,000
18_725XXXX	UZS	80,000,000,000	7,850,064	9.45	06-Jul-20
	Sum Of Notional	80,000,000,000	7,850,064

TOTAL MATURED MARKET BORROWINGS			4,217,858,290

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	63,694,502	63,694,502	1.84	09-Sep-20
	Sum Of Notional	63,694,502	63,694,502

TOTAL MATURED IBRD AND IDA BORROWINGS			63,694,502

Net decrease in Short-term Borrowings for the quarter ended September 30, 2020			20,124,689

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 96

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2020
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
21_65XXXXX	AUD	50,000,000	36,560,000	1.25	18-Nov-20
21_73XXXXX	AUD	500,000,000	367,075,000	0.75	24-Nov-20
21_77XXXXX	AUD	50,000,000	36,695,000	1.50	25-Nov-20
21_82XXXXX	AUD	65,000,000	48,048,000	1.60	07-Dec-20
21_92XXXXX	AUD	25,000,000	18,717,500	1.25	10-Dec-20
21_93XXXXX	AUD	50,000,000	37,647,500	1.50	11-Dec-20
21_100XXXX	AUD	20,000,000	15,219,000	1.50	18-Dec-20
21_99XXXXX	AUD	75,000,000	57,071,250	1.50	18-Dec-20
21_105XXXX	AUD	50,000,000	37,855,000	1.25	23-Dec-20
	Sum Of Notional	885,000,000	654,888,250
21_50XXXXX	BRL	100,000,000	17,882,050	8.25	15-Oct-20
21_53XXXXX	BRL	100,000,000	17,828,013	—	22-Oct-20
21_61XXXXX	BRL	170,000,000	29,539,531	4.25	04-Nov-20
21_59XXXXX	BRL	70,000,000	12,358,757	—	05-Nov-20
21_64XXXXX	BRL	200,000,000	36,195,819	8.25	06-Nov-20
21_78XXXXX	BRL	62,000,000	11,537,030	—	25-Nov-20
21_90XXXXX	BRL	40,000,000	7,735,373	—	10-Dec-20
21_98XXXXX	BRL	100,000,000	19,668,972	6.75	17-Dec-20
	Sum Of Notional	842,000,000	152,745,545
21_103XXXX	CLP	25,000,000,000	34,753,114	0.50	23-Dec-20
	Sum Of Notional	25,000,000,000	34,753,114
21_76XXXXX	CNY	20,000,000	3,040,553	2.35	27-Nov-20
21_97XXXXX	CNY	200,000,000	30,552,543	2.55	15-Dec-20
	Sum Of Notional	220,000,000	33,593,096
21_94XXXXX	COP	50,000,000,000	14,617,960	3.75	11-Dec-20
21_104XXXX	COP	50,000,000,000	14,430,014	2.90	23-Dec-20
	Sum Of Notional	100,000,000,000	29,047,974
21_46XXXXX	GBP	1,000,000,000	1,305,400,000	0.25	13-Oct-20
	Sum Of Notional	1,000,000,000	1,305,400,000
21_52XXXXX	GEL	160,000,000	49,535,604	7.50	29-Oct-20
	Sum Of Notional	160,000,000	49,535,604
21_91XXXXX	GHS	50,000,000	8,517,887	16.25	09-Dec-20
	Sum Of Notional	50,000,000	8,517,887
21_68XXXXX	HKD	100,000,000	12,897,484	0.01	16-Nov-20
21_95XXXXX	HKD	200,000,000	25,800,293	0.01	14-Dec-20
21_96XXXXX	HKD	150,000,000	19,349,096	0.01	15-Dec-20
	Sum Of Notional	450,000,000	58,046,873
21_56XXXXX	JPY	220,000,000	2,112,237	2.00	28-Oct-20
21_48XXXXX	JPY	1,515,000,000	14,554,013	3.00	29-Oct-20
21_67XXXXX	JPY	2,231,000,000	21,238,517	1.80	16-Nov-20
21_70XXXXX	JPY	3,878,000,000	37,279,500	1.00	19-Nov-20
21_71XXXXX	JPY	2,330,000,000	22,312,665	2.45	24-Nov-20
21_66XXXXX	JPY	1,137,000,000	10,917,471	3.02	27-Nov-20
21_74XXXXX	JPY	847,000,000	8,132,892	1.65	27-Nov-20
21_79XXXXX	JPY	270,000,000	2,592,539	2.00	27-Nov-20
21_102XXXX	JPY	554,000,000	5,356,539	1.95	23-Dec-20
21_89XXXXX	JPY	1,571,000,000	15,189,750	3.00	23-Dec-20
	Sum Of Notional	14,553,000,000	139,686,123

INTERNATIONAL FINANCE CORPORATION	Page 97

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2020
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
21_45XXXXX	NOK	1,500,000,000	161,704,146	0.50	08-Oct-20
	Sum Of Notional	1,500,000,000	161,704,146
21_54XXXXX	RON	100,000,000	24,260,656	2.26	26-Oct-20
21_57XXXXX	RON	100,000,000	24,070,865	2.26	28-Oct-20
	Sum Of Notional	200,000,000	48,331,521
21_44XXXXX	RUB	500,000,000	6,380,562	6.38	07-Oct-20
21_75XXXXX	RUB	750,000,000	9,879,796	5.25	23-Nov-20
21_86XXXXX	RUB	750,000,000	10,100,942	5.25	04-Dec-20
21_84XXXXX	RUB	500,000,000	6,729,928	6.38	07-Dec-20
21_87XXXXX	RUB	1,500,000,000	20,189,784	3.50	07-Dec-20
21_88XXXXX	RUB	1,000,000,000	13,459,856	5.50	07-Dec-20
21_101XXXX	RUB	500,000,000	6,646,285	6.38	21-Dec-20
	Sum Of Notional	5,500,000,000	73,387,153
21_43XXXXX	SEK	500,000,000	56,140,036	1.25	05-Oct-20
	Sum Of Notional	500,000,000	56,140,036
21_47XXXXX	USD	25,000,000	25,000,000	0.25	19-Oct-20
21_51XXXXX	USD	100,000,000	100,000,000	0.50	20-Oct-20
21_55XXXXX	USD	55,000,000	55,000,000	0.31	27-Oct-20
21_58XXXXX	USD	27,000,000	27,000,000	0.25	30-Oct-20
21_60YYYYX	USD	10,000,000	10,000,000	11.49	02-Nov-20
21_63XXXXX	USD	25,000,000	25,000,000	0.39	04-Nov-20
21_62XXXXX	USD	25,000,000	25,000,000	0.29	06-Nov-20
21_72XXXXX	USD	50,000,000	50,000,000	0.43	19-Nov-20
21_80XXXXX	USD	150,000,000	150,000,000	0.30	25-Nov-20
21_81XXXXX	USD	15,000,000	15,000,000	0.25	30-Nov-20
21_83XXXXX	USD	109,150,000	109,150,000	2.83	10-Dec-20
21_612XXXX	USD	30,000,000	30,000,000	9.13	28-Dec-20
	Sum Of Notional	621,150,000	621,150,000
21_587XXXX	UZS	363,260,000,000	34,836,634	13.50	01-Dec-20
	Sum Of Notional	363,260,000,000	34,836,634
21_49XXXXX	ZAR	170,000,000	10,342,174	6.20	19-Oct-20
21_69XXXXX	ZAR	170,000,000	10,968,591	6.05	19-Nov-20
21_85XXXXX	ZAR	170,000,000	11,149,332	6.35	07-Dec-20
	Sum Of Notional	510,000,000	32,460,097

TOTAL NEW MARKET BORROWINGS			3,494,224,053

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amt	USD Amount	Interest Rate	Maturity Date
21_39_B1XX	AUD	860,000	645,559	1.08	21-Dec-20
	Sum Of Notional	860,000	645,559
18_82XXXXX	BRL	76,090,000	13,540,712	6.23	26-Oct-20
16_62XXXXX	BRL	100,000,000	17,303,882	11.50	30-Oct-20
16_85XXXXX	BRL	100,000,000	17,303,882	11.50	30-Oct-20
16_141_B2X	BRL	14,460,000	2,512,598	8.50	04-Nov-20
18_260_B1X	BRL	24,000,000	4,170,287	—	04-Nov-20
17_78_B1XX	BRL	18,200,000	3,213,277	6.50	05-Nov-20
19_07_B1XX	BRL	13,000,000	2,295,198	6.20	05-Nov-20
19_40_B1XX	BRL	19,680,000	3,474,576	6.20	05-Nov-20
	Sum Of Notional	365,430,000	63,814,412

INTERNATIONAL FINANCE CORPORATION	Page 98

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2020
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amt	USD Amount	Interest Rate	Maturity Date
18_577YYYX	BWP	16,250,000	1,504,750	4.00	17-Dec-20
	Sum Of Notional	16,250,000	1,504,750
18_318_B1X	CLP	6,000,000,000	8,340,747	2.75	23-Dec-20
	Sum Of Notional	6,000,000,000	8,340,747
18_101XXXX	CNY	19,000,000	2,873,759	3.90	13-Nov-20
18_137XXXX	CNY	100,000,000	15,284,677	4.00	14-Dec-20
18_143XXXX	CNY	18,800,000	2,869,003	4.05	21-Dec-20
	Sum Of Notional	137,800,000	21,027,439
19_272XXXX	CRC	4,050,000,000	6,734,455	6.35	07-Dec-20
20_03XXXXX	CRC	3,800,000,000	6,318,747	6.35	07-Dec-20
19_518XXXX	CRC	809,714,286	1,334,896	8.44	17-Dec-20
	Sum Of Notional	8,659,714,286	14,388,098
19_131_B1X	EUR	51,612,800	63,161,164	1.60	17-Dec-20
	Sum Of Notional	51,612,800	63,161,164
19_270XXXX	GHS	80,000,000	13,651,877	12.50	03-Dec-20
20_88XXXXX	GHS	30,000,000	5,119,454	12.50	03-Dec-20
	Sum Of Notional	110,000,000	18,771,331
15_510_B3X	INR	1,464,590,000	19,821,328	6.30	28-Oct-20
15_510_B4X	INR	300,000,000	4,060,111	6.30	28-Oct-20
15_510_B5X	INR	955,410,000	12,930,237	6.30	28-Oct-20
	Sum Of Notional	2,720,000,000	36,811,676
20_179_B1X	JPY	218,000,000	2,067,232	1.00	13-Oct-20
19_254_B1Y	JPY	469,000,000	4,473,910	1.25	21-Oct-20
20_50_B1XX	JPY	503,000,000	4,829,341	0.10	28-Oct-20
20_194_B1X	JPY	2,867,000,000	27,215,340	7.00	12-Nov-20
20_153_B1X	JPY	359,000,000	3,437,874	1.50	24-Nov-20
20_86_B1XX	JPY	733,000,000	7,019,392	1.84	24-Nov-20
21_24_B1XX	JPY	411,000,000	3,933,203	2.20	25-Nov-20
20_151_B1X	JPY	8,460,000,000	81,232,896	—	27-Nov-20
20_78_B1XX	JPY	606,000,000	5,825,803	—	30-Nov-20
20_103XXXX	JPY	2,299,000,000	21,990,530	1.00	10-Dec-20
20_104XXXX	JPY	6,618,000,000	63,302,884	1.00	10-Dec-20
20_201_B1X	JPY	4,024,000,000	38,490,602	7.00	10-Dec-20
20_107_B1X	JPY	629,000,000	6,066,159	1.58	21-Dec-20
21_40_B1XX	JPY	296,000,000	2,854,663	2.00	21-Dec-20
20_92_B1XX	JPY	259,000,000	2,504,230	3.35	23-Dec-20
20_208_B1X	JPY	442,000,000	4,264,763	3.00	29-Dec-20
	Sum Of Notional	29,193,000,000	279,508,822
19_113XXXX	MXN	500,000,000	25,037,556	8.50	23-Nov-20
20_116XXXX	MXN	250,000,000	12,518,778	8.50	23-Nov-20
20_87XXXXX	MXN	250,000,000	12,518,779	8.50	23-Nov-20
20_173_B1X	MXN	100,000,000	5,045,001	—	04-Dec-20
	Sum Of Notional	1,100,000,000	55,120,114
19_271XXXX	NGN	5,400,000,000	14,173,218	7.50	03-Dec-20
	Sum Of Notional	5,400,000,000	14,173,218
20_54_B1XX	NOK	100,000,000	10,650,194	1.25	04-Nov-20
	Sum Of Notional	100,000,000	10,650,194

INTERNATIONAL FINANCE CORPORATION	Page 99

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2020
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amt	USD Amt	Interest Rate	Maturity Date
18_584XXXX	RSD	101,405,000	1,048,655	3.75	15-Dec-20
	Sum Of Notional	101,405,000	1,048,655
18_135XXXX	TRY	10,000,000	1,265,799	—	19-Oct-20
18_224XXXX	TRY	20,000,000	2,531,598	—	19-Oct-20
18_361XXXX	TRY	10,000,000	1,265,799	—	19-Oct-20
18_78XXXXX	TRY	25,000,000	3,164,497	—	19-Oct-20
19_111XXXX	TRY	50,000,000	5,937,537	—	02-Nov-20
19_164XXXX	TRY	100,000,000	11,875,074	—	02-Nov-20
19_242XXXX	TRY	100,000,000	11,875,074	—	02-Nov-20
19_96XXXXX	TRY	50,000,000	5,937,537	—	02-Nov-20
18_116XXXX	TRY	230,000,000	29,395,601	11.20	27-Nov-20
19_124XXXX	TRY	200,000,000	26,078,849	14.00	18-Dec-20
	Sum Of Notional	795,000,000	99,327,365
20_59XXXXX	UAH	62,500,000	2,199,933	14.75	28-Oct-20
	Sum Of Notional	62,500,000	2,199,933
20_127XXXX	USD	25,000,000	25,000,000	1.60	09-Oct-20
19_87_B1XX	USD	3,357,000	3,357,000	3.00	15-Oct-20
19_101XXXX	USD	100,000,000	100,000,000	3.00	13-Nov-20
19_108_B1X	USD	8,490,000	8,490,000	3.00	16-Nov-20
21_27XXXXX	USD	108,240,000	108,240,000	3.34	09-Dec-20
16_115XXXX	USD	250,000,000	250,000,000	0.26	15-Dec-20
16_32XXXXX	USD	500,000,000	500,000,000	0.26	15-Dec-20
16_41XXXXX	USD	300,000,000	300,000,000	0.26	15-Dec-20
16_47XXXXX	USD	400,000,000	400,000,000	0.26	15-Dec-20
16_75XXXXX	USD	50,000,000	50,000,000	0.26	15-Dec-20
16_90XXXXX	USD	100,000,000	100,000,000	0.26	15-Dec-20
16_98XXXXX	USD	75,000,000	75,000,000	0.26	15-Dec-20
17_06XXXXX	USD	135,000,000	135,000,000	0.26	15-Dec-20
17_25XXXXX	USD	190,000,000	190,000,000	0.26	15-Dec-20
19_129_B1X	USD	10,408,000	10,408,000	3.00	15-Dec-20
	Sum Of Notional	2,255,495,000	2,255,495,000
20_555XXXX	UZS	15,000,000,000	1,436,359	9.00	11-Dec-20
19_586XXXX	UZS	113,000,000,000	10,799,838	9.70	18-Dec-20
	Sum Of Notional	128,000,000,000	12,236,197
20_80_B1XX	ZAR	1,500,000,000	97,769,232	—	20-Nov-20
	Sum Of Notional	1,500,000,000	97,769,232

TOTAL MATURED MARKET BORROWINGS			3,055,993,906

Net increase in Short-term Borrowings for the quarter ended December 31, 2020			19,036,062

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 100

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
21_106XXXX	AUD	25,000,000	19,347,500	1.50	13-Jan-21
21_110XXXX	AUD	50,000,000	38,565,000	1.25	19-Jan-21
21_113XXXX	AUD	50,000,000	38,565,000	1.25	19-Jan-21
21_112XXXX	AUD	20,000,000	15,451,000	1.50	20-Jan-21
21_118XXXX	AUD	480,000	370,056	1.85	27-Jan-21
21_135XXXX	AUD	155,000,000	119,869,250	1.50	10-Feb-21
21_145XXXX	AUD	30,000,000	23,331,000	2.65	18-Feb-21
21_146XXXX	AUD	50,000,000	38,885,000	1.25	18-Feb-21
21_172XXXX	AUD	25,000,000	19,172,500	1.50	23-Mar-21
21_173XXXX	AUD	25,000,000	19,172,500	1.50	23-Mar-21
21_176XXXX	AUD	100,000,000	76,160,000	1.50	31-Mar-21
	Sum Of Notional	530,480,000	408,888,806
21_115XXXX	BRL	40,000,000	7,388,184	—	28-Jan-21
21_129XXXX	BRL	50,000,000	9,317,494	6.50	03-Feb-21
21_124XXXX	BRL	150,000,000	28,010,158	6.25	04-Feb-21
21_160XXXX	BRL	1,000,000,000	184,964,256	—	25-Feb-21
21_175XXXX	BRL	50,000,000	8,660,633	6.75	31-Mar-21
	Sum Of Notional	1,290,000,000	238,340,725
21_161XXXX	CNY	830,000,000	128,349,854	2.55	26-Feb-21
	Sum Of Notional	830,000,000	128,349,854
21_162XXXX	COP	180,000,000,000	49,855,281	3.59	26-Feb-21
	Sum Of Notional	180,000,000,000	49,855,281
21_140XXXX	EUR	40,000,000	48,508,000	0.67	11-Feb-21
21_143XXXX	EUR	50,000,000	60,822,500	0.93	16-Feb-21
21_148XXXX	EUR	30,000,000	36,414,000	0.90	19-Feb-21
21_149XXXX	EUR	50,000,000	60,815,000	1.16	24-Feb-21
21_152XXXX	EUR	15,000,000	18,244,500	1.17	24-Feb-21
21_168XXXX	EUR	5,000,000	5,955,750	0.98	17-Mar-21
	Sum Of Notional	190,000,000	230,759,750
21_114XXXX	JPY	3,641,000,000	35,207,658	1.00	21-Jan-21
21_108XXXX	JPY	500,000,000	4,818,116	2.90	26-Jan-21
21_117XXXX	JPY	545,000,000	5,248,712	2.35	27-Jan-21
21_107XXXX	JPY	1,709,000,000	16,383,856	3.00	28-Jan-21
21_151XXXX	JPY	4,251,000,000	40,170,092	1.00	24-Feb-21
21_153XXXX	JPY	2,846,000,000	26,893,456	2.65	24-Feb-21
21_136XXXX	JPY	795,000,000	7,490,460	1.60	25-Feb-21
21_137XXXX	JPY	1,426,000,000	13,435,719	3.50	25-Feb-21
21_155XXXX	JPY	341,000,000	3,212,889	2.60	25-Feb-21
21_126XXXX	JPY	2,621,000,000	24,650,835	2.20	26-Feb-21
21_170XXXX	JPY	4,857,000,000	44,664,123	1.00	22-Mar-21
21_174XXXX	JPY	357,000,000	3,258,191	2.45	29-Mar-21
21_166XXXX	JPY	1,565,000,000	14,177,651	3.50	30-Mar-21
	Sum Of Notional	25,454,000,000	239,611,758

INTERNATIONAL FINANCE CORPORATION	Page 101

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
21_128XXXX	KZT	10,000,000,000	23,616,097	7.50	03-Feb-21
	Sum Of Notional	10,000,000,000	23,616,097
21_122XXXX	MXN	5,500,000,000	272,851,296	—	29-Jan-21
21_127XXXX	MXN	1,560,000,000	77,554,064	—	10-Feb-21
21_142XXXX	MXN	1,000,000,000	50,119,284	5.02	11-Feb-21
21_167XXXX	MXN	500,000,000	24,230,441	5.75	16-Mar-21
	Sum Of Notional	8,560,000,000	424,755,085
21_111XXXX	RSD	480,000,000	4,957,653	0.65	21-Jan-21
	Sum Of Notional	480,000,000	4,957,653
21_120XXXX	RUB	1,000,000,000	13,106,375	5.25	28-Jan-21
21_123XXXX	RUB	1,000,000,000	13,186,523	3.75	29-Jan-21
21_132XXXX	RUB	750,000,000	10,000,167	6.38	05-Feb-21
21_133XXXX	RUB	1,000,000,000	13,333,556	5.25	05-Feb-21
21_141XXXX	RUB	700,000,000	9,482,525	6.50	10-Feb-21
21_147XXXX	RUB	1,850,000,000	25,153,162	4.50	24-Feb-21
	Sum Of Notional	6,300,000,000	84,262,308
21_109XXXX	USD	50,000,000	50,000,000	0.58	15-Jan-21
21_125XXXX	USD	60,000,000	60,000,000	1.00	04-Feb-21
21_116XXXX	USD	25,000,000	25,000,000	0.45	05-Feb-21
21_119XXXX	USD	25,000,000	25,000,000	0.45	05-Feb-21
21_121XXXX	USD	50,000,000	50,000,000	2.75	05-Feb-21
21_632XXXX	USD	20,000,000	20,000,000	9.48	08-Feb-21
21_134XXXX	USD	10,000,000	10,000,000	1.15	12-Feb-21
21_139XXXX	USD	30,000,000	30,000,000	2.77	16-Feb-21
21_138XXXX	USD	25,000,000	25,000,000	1.55	18-Feb-21
21_130XXXX	USD	100,000,000	100,000,000	2.73	22-Feb-21
21_144XXXX	USD	30,000,000	30,000,000	2.85	22-Feb-21
21_150XXXX	USD	30,000,000	30,000,000	0.25	22-Feb-21
21_156XXXX	USD	1,190,000	1,190,000	2.60	25-Feb-21
21_154XXXX	USD	25,000,000	25,000,000	0.35	26-Feb-21
21_158XXXX	USD	25,000,000	25,000,000	0.50	26-Feb-21
21_157XXXX	USD	20,000,000	20,000,000	2.95	03-Mar-21
21_159XXXX	USD	60,000,000	60,000,000	2.28	04-Mar-21
21_163XXXX	USD	30,000,000	30,000,000	3.07	10-Mar-21
21_164XXXX	USD	15,000,000	15,000,000	0.50	15-Mar-21
21_165XXXX	USD	25,000,000	25,000,000	0.75	23-Mar-21
	Sum Of Notional	656,190,000	656,190,000
21_131XXXX	UYU	630,000,000	14,776,592	5.75	08-Feb-21
	Sum Of Notional	630,000,000	14,776,592
21_169XXXX	UZS	157,462,000,000	14,976,455	11.00	18-Mar-21
	Sum Of Notional	157,462,000,000	14,976,455

TOTAL NEW MARKET BORROWINGS			2,519,340,364

INTERNATIONAL FINANCE CORPORATION	Page 102

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
16_138XXXX	AUD	150,000,000	114,105,000	2.70	05-Feb-21
16_17XXXXX	AUD	300,000,000	228,210,000	2.70	05-Feb-21
16_88XXXXX	AUD	150,000,000	114,105,000	2.70	05-Feb-21
16_99XXXXX	AUD	300,000,000	228,210,000	2.70	05-Feb-21
17_05XXXXX	AUD	350,000,000	266,245,000	2.70	05-Feb-21
	Sum Of Notional	1,250,000,000	950,875,000
16_106XXXX	BRL	44,000,000	8,089,722	—	29-Jan-21
16_125XXXX	BRL	18,050,000	3,318,625	—	29-Jan-21
16_130XXXX	BRL	100,000,000	18,385,733	—	29-Jan-21
16_143XXXX	BRL	5,000,000	919,287	—	29-Jan-21
16_141XXXX	BRL	13,900,000	2,532,199	8.50	22-Mar-21
16_126XXXX	BRL	36,000,000	6,225,788	—	30-Mar-21
16_155XXXX	BRL	30,000,000	5,188,157	—	30-Mar-21
	Sum Of Notional	246,950,000	44,659,511
18_577YYYX	BWP	16,250,000	1,483,625	4.00	18-Mar-21
	Sum Of Notional	16,250,000	1,483,625
17_500XXXX	DOP	25,714,285	442,815	8.75	22-Jan-21
17_501XXXX	DOP	49,986	861	8.75	22-Jan-21
	Sum Of Notional	25,764,271	443,676
19_118XXXX	HKD	200,000,000	25,783,496	2.40	03-Mar-21
	Sum Of Notional	200,000,000	25,783,496
20_202_B1X	JPY	500,000,000	4,861,212	3.22	04-Jan-21
20_133XXXX	JPY	1,731,000,000	16,645,031	1.00	14-Jan-21
20_134XXXX	JPY	5,926,000,000	56,983,509	1.00	14-Jan-21
21_08_B1XX	JPY	273,000,000	2,629,551	2.70	20-Jan-21
21_56_B1XX	JPY	220,000,000	2,119,052	2.00	20-Jan-21
20_131_B1X	JPY	587,000,000	5,654,017	1.54	25-Jan-21
20_57_B1XX	JPY	31,000,000	298,594	1.90	25-Jan-21
20_58_B1XX	JPY	452,000,000	4,353,689	1.65	25-Jan-21
20_120_B1X	JPY	696,000,000	6,644,709	3.00	29-Jan-21
18_211XXXX	JPY	500,000,000	4,744,283	1.45	16-Feb-21
21_22_B1XX	JPY	1,963,000,000	18,626,056	2.30	16-Feb-21
21_74_B1XX	JPY	847,000,000	7,989,435	1.65	17-Feb-21
21_79_B1XX	JPY	270,000,000	2,557,908	2.00	22-Feb-21
21_17_B1XX	JPY	994,000,000	9,348,695	3.00	26-Feb-21
20_199_B1X	JPY	1,075,000,000	9,910,117	1.00	11-Mar-21
21_102_B1X	JPY	554,000,000	5,094,487	1.95	22-Mar-21
18_285XXXX	JPY	1,000,000,000	9,126,586	1.70	29-Mar-21
21_34_B1XX	JPY	1,994,000,000	18,064,049	3.00	30-Mar-21
	Sum Of Notional	19,613,000,000	185,650,980

INTERNATIONAL FINANCE CORPORATION	Page 103

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_519XXXX	KZT	659,769,257	1,571,104	8.30	19-Jan-21
19_182XXXX	KZT	22,900,000,000	54,681,344	8.95	08-Feb-21
20_140XXXX	KZT	5,000,000,000	11,969,167	8.50	10-Feb-21
19_547XXXX	KZT	250,733,389	598,124	8.30	18-Mar-21
	Sum Of Notional	28,810,502,646	68,819,739
15_27_B1XX	PEN	68,000,000	18,652,622	—	25-Feb-21
	Sum Of Notional	68,000,000	18,652,622
18_718_1XX	PHP	165,641,920	3,407,429	6.34	18-Mar-21
	Sum Of Notional	165,641,920	3,407,429
17_188XXXX	RUB	106,000,000	1,456,044	6.40	16-Mar-21
18_265XXXX	RUB	190,000,000	2,571,694	4.10	19-Mar-21
	Sum Of Notional	296,000,000	4,027,738
18_125XXXX	TRY	53,000,000	7,107,225	—	19-Jan-21
19_122XXXX	TRY	52,000,000	7,018,870	—	22-Jan-21
19_143XXXX	TRY	100,000,000	13,497,827	14.00	22-Jan-21
17_180XXXX	TRY	100,000,000	13,934,854	11.00	03-Feb-21
17_278XXXX	TRY	25,000,000	3,483,714	11.00	03-Feb-21
18_127XXXX	TRY	35,000,000	4,877,199	11.00	03-Feb-21
18_249XXXX	TRY	55,000,000	7,664,170	11.00	03-Feb-21
18_288XXXX	TRY	75,000,000	10,451,141	11.00	03-Feb-21
18_297XXXX	TRY	75,000,000	10,451,141	11.00	03-Feb-21
18_343XXXX	TRY	150,000,000	20,902,282	11.00	03-Feb-21
18_372XXXX	TRY	50,000,000	6,967,427	11.00	03-Feb-21
18_37XXXXX	TRY	25,000,000	3,483,714	11.00	03-Feb-21
18_86XXXXX	TRY	35,000,000	4,877,199	11.00	03-Feb-21
19_183XXXX	TRY	50,000,000	6,967,427	11.00	03-Feb-21
19_214XXXX	TRY	75,000,000	10,451,141	11.00	03-Feb-21
19_232XXXX	TRY	75,000,000	10,451,141	11.00	03-Feb-21
18_177XXXX	TRY	10,000,000	1,405,630	11.00	08-Feb-21
19_178XXXX	TRY	100,000,000	14,056,295	12.00	08-Feb-21
19_243XXXX	TRY	100,000,000	14,056,295	12.00	08-Feb-21
18_182XXXX	TRY	16,000,000	2,269,343	10.91	10-Feb-21
19_172XXXX	TRY	150,000,000	20,736,849	14.00	25-Feb-21
18_210XXXX	TRY	16,000,000	2,149,469	11.00	04-Mar-21
17_209XXXX	TRY	100,000,000	13,157,289	10.00	10-Mar-21
17_256XXXX	TRY	75,000,000	9,867,967	10.00	10-Mar-21
17_267XXXX	TRY	75,000,000	9,867,967	10.00	10-Mar-21
18_329XXXX	TRY	50,000,000	6,578,644	10.00	10-Mar-21
18_342XXXX	TRY	275,000,000	36,182,544	10.00	10-Mar-21
18_371XXXX	TRY	50,000,000	6,578,644	10.00	10-Mar-21
18_62XXXXX	TRY	15,000,000	1,973,593	10.00	10-Mar-21
18_77XXXXX	TRY	35,000,000	4,605,051	10.00	10-Mar-21
19_226XXXX	TRY	75,000,000	9,867,967	10.00	10-Mar-21
18_230XXXX	TRY	17,000,000	2,274,765	11.25	18-Mar-21

INTERNATIONAL FINANCE CORPORATION	Page 104

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_254XXXX	TRY	5,000,000	636,772	11.35	23-Mar-21
19_179XXXX	TRY	15,500,000	1,926,794	7.56	26-Mar-21
16_137XXXX	TRY	11,500,000	1,363,998	—	30-Mar-21
	Sum Of Notional	2,221,000,000	302,142,348
20_08XXXXX	UAH	520,000,000	18,491,387	15.50	29-Jan-21
	Sum Of Notional	520,000,000	18,491,387
19_157_B1X	USD	3,478,000	3,478,000	2.50	15-Jan-21
21_09_B1XX	USD	1,370,000	1,370,000	2.40	20-Jan-21
18_196XXXX	USD	2,000,000,000	2,000,000,000	2.25	25-Jan-21
20_128XXXX	USD	25,000,000	25,000,000	1.62	27-Jan-21
20_135XXXX	USD	100,000,000	100,000,000	1.59	29-Jan-21
17_172_B1X	USD	10,000,000	10,000,000	5.50	01-Feb-21
19_106XXXX	USD	14,607,000	14,607,000	3.05	16-Feb-21
19_190_B1X	USD	2,512,000	2,512,000	2.63	16-Feb-21
18_272XXXX	USD	100,000,000	100,000,000	2.64	09-Mar-21
21_83XXXXX	USD	109,150,000	109,150,000	2.83	10-Mar-21
	Sum Of Notional	2,366,117,000	2,366,117,000
18_220XXXX	ZAR	55,000,000	3,661,029	6.15	04-Mar-21
	Sum Of Notional	55,000,000	3,661,029

TOTAL MATURED MARKET BORROWINGS			3,994,215,580

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	60,946,012	60,946,012	1.84	15-Mar-21
	Sum Of Notional	60,946,012	60,946,012

TOTAL MATURED IBRD AND IDA BORROWINGS			60,946,012

Net decrease in Short-term Borrowings for the quarter ended March 31, 2021			89,666,451

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.